Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-178685

PROSPECTUS

5,769,588 Shares

PACIFIC ETHANOL, INC.
Common Stock

This is a public offering of 5,769,588 shares of our common stock, including 4,956,250 shares of common stock issuable upon exercise of warrants, or Warrants.  All shares of common stock are being offered by the selling security holders identified in this prospectus.  It is anticipated that the selling security holders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated.  We will not receive any proceeds from the sale of the shares of common stock.

Our common stock is currently traded on The NASDAQ Capital Market under the symbol “PEIX.”  The last reported price of our common stock on The NASDAQ Capital Market on March 12, 2012, was $1.15 per share.

Our principal offices are located at 400 Capitol Mall, Suite 2060, Sacramento, California 95814 and our telephone number is (916) 403-2123.

Investing in our shares of common stock involves substantial risks.  See “Risk Factors” beginning on page 4 of this prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 13, 2012.

i

PROSPECTUS SUMMARY

To fully understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our financial statements and the notes to our financial statements incorporated by reference into this prospectus.  In this prospectus, the words “we,” “us,” “our” and similar terms refer to Pacific Ethanol, Inc., a Delaware corporation, unless the context provides otherwise.

Our Company

Overview

We are the leading marketer and producer of low-carbon renewable fuels in the Western United States.

We market all the ethanol produced by four ethanol production facilities located in California, Idaho and Oregon, or the Pacific Ethanol Plants, all the ethanol produced by three other ethanol producers in the Western United States and ethanol purchased from other third-party suppliers throughout the United States. We also market ethanol co-products, including wet distillers grains and syrup, or WDG, for the Pacific Ethanol Plants.

We have extensive customer relationships throughout the Western United States. Our ethanol customers are integrated oil companies and gasoline marketers who blend ethanol into gasoline. We arrange for transportation, storage and delivery of ethanol purchased by our customers through our agreements with third-party service providers in the Western United States, primarily in California,  Arizona, Nevada, Utah, Oregon, Colorado, Idaho and Washington. Our WDG customers are dairies and feedlots located near the Pacific Ethanol Plants.

We have extensive supplier relationships throughout the Western and Midwestern United States. In some cases, we have marketing agreements with suppliers to market all of the output of their facilities.

We hold a 34% ownership interest in New PE Holdco LLC, or New PE Holdco, the owner of each of the plant holding companies, or the Plant Owners, that collectively own the Pacific Ethanol Plants. We operate and maintain the Pacific Ethanol Plants under the terms of an asset management agreement with New PE Holdco and the Plant Owners, including supplying all goods and materials necessary to operate and maintain each Pacific Ethanol Plant. In operating the Pacific Ethanol Plants, we direct the production process to obtain optimal production yields, lower costs by leveraging our infrastructure, enter into risk management agreements such as insurance policies and manage commodity risk practices. We are also in complete charge of, and have care and custody over, each Pacific Ethanol Plant that is not operational, and provide recommendations as to when a Pacific Ethanol Plant should become operational. We perform all activities necessary to support a cost effective return of any idled Pacific Ethanol Plant to operational status once New PE Holdco approves our recommendation to re-start an idled Pacific Ethanol Plant.

We market ethanol and WDG produced by the Pacific Ethanol Plants under the terms of separate marketing agreements with the Plant Owners whose facilities are operational. The marketing agreements provide us with the absolute discretion to solicit, negotiate, administer (including payment collection), enforce and execute ethanol and co-product sales agreements with any third party.

The Pacific Ethanol Plants are comprised of the four facilities described immediately below, three of which are currently operational. When market conditions permit, and with approval of New PE Holdco, we intend to resume operations at the Madera, California facility.

Facility Name	Facility Location	Estimated Annual Capacity (gallons)	Current Operating Status
Magic Valley	Burley, ID	60,000,000	Operating
Columbia	Boardman, OR	40,000,000	Operating
Stockton	Stockton, CA	60,000,000	Operating
Madera	Madera, CA	40,000,000	Idled

We also provide operations, maintenance and accounting services for a 250,000 gallon per year cellulosic integrated biorefinery owned by ZeaChem Inc. in Boardman, Oregon, which is adjacent to the Pacific Ethanol Columbia plant.

Corporate Information

We are a Delaware corporation that was incorporated in February 2005.  Our principal executive offices are located at 400 Capitol Mall, Suite 2060, Sacramento, California 95814.  Our telephone number is (916) 403-2123 and our Internet website is www.pacificethanol.net.  The content of our Internet website does not constitute a part of this prospectus.

In 2006, we began constructing the first of the four Pacific Ethanol Plants and were continuously engaged in plant construction until the fourth facility was completed in 2008. In late 2008 and early 2009, we idled production at three of the Pacific Ethanol Plants due to adverse market conditions and lack of adequate working capital. On May 17, 2009, each of the Plant Owners filed voluntary petitions for relief under chapter 11 of Title 11 of the United States Bankruptcy Code, or Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware, or Bankruptcy Court, in an effort to restructure their indebtedness. On April 16, 2010, the Plant Owners filed a joint plan of reorganization, or Plan, with the Bankruptcy Court, which was structured in cooperation with a number of the Plant Owners’ secured lenders. The Bankruptcy Court confirmed the Plan at a hearing on June 8, 2010. On June 29, 2010, or Effective Date, the Plant Owners emerged from bankruptcy under the terms of the Plan. Under the Plan, on the Effective Date, all of the ownership interests in the Plant Owners were transferred to New PE Holdco, which was wholly-owned as of that date by some of the prepetition lenders to the Plant Owners and new lenders to the Plant Owners. As a result, the Pacific Ethanol Plants became wholly-owned by New PE Holdco as of the Effective Date.

Information in this Prospectus

You should rely only on the information contained in this prospectus in connection with this offering.  We have not authorized anyone to provide you with information that is different.  The selling security holders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

The Offering

Common stock offered by the selling security holders	5,769,588 (1)
Common stock outstanding prior to this offering	86,803,933
Common stock to be outstanding after this offering	91,760,153(2)
The NASDAQ Capital Market symbol	PEIX
Use of Proceeds	We will not receive any of the proceeds from the sale of the shares of common stock being offered under this prospectus. See “Use of Proceeds.”
Risk Factors
There are many risks related to our business, this offering and ownership of our common stock that you should consider before you decide to buy our common stock in this offering.  You should read the “Risk Factors” section  beginning on page 4, as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

_____________
(1)	Includes 4,956,250 shares of common stock issuable upon exercise of the Warrants.
(2)	Represents 86,803,933 shares of common stock currently outstanding plus 4,956,250 shares of common stock issuable upon exercise of the Warrants.

The number of shares of common stock that will be outstanding upon the completion of this offering is based on the 86,803,933 shares outstanding as of March 8, 2012, and excludes the following:

•
248,789 shares of common stock reserved for issuance under our 2006 Stock Option Plan, or 2006 Plan, of which options to purchase 208,869 shares were outstanding as of that date, at a weighted average exercise price of $0.82 per share;

•
1,183,424 shares of common stock reserved for issuance under warrants to purchase common stock outstanding as of that date, other than the Warrants held by the selling security holders, at a weighted average exercise price of $38.91 per share;

•	2,907,393 shares of common stock reserved for issuance upon conversion of our Series B Cumulative Convertible Preferred Stock, or Series B Preferred Stock; and

•	any additional shares of common stock we may issue from time to time after that date.

RISK FACTORS

Investing in our common stock involves significant risks.  Before making an investment decision, you should consider carefully the risks, uncertainties and other factors described in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent quarterly reports on Form   10-Q and current reports on Form 8-K that we have filed or will file with the Securities and Exchange Commission, and in documents which are incorporated by reference into this prospectus, as well as the risk factors and other information contained in or incorporated by reference into the applicable prospectus supplement.

If any of these risks were to occur, our business, affairs, prospects, assets, financial condition, results of operations and cash flow could be materially and adversely affected.  If this occurs, the market or trading price of our common stock could decline, and you could lose all or part of your investment.  In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference into this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and other public filings (including information incorporated by reference herein) are “forward-looking statements” and are intended to be covered by the safe harbor provided for under Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act.  Our forward-looking statements include our current expectations and projections about future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words like “believe,” “expect,” “may,” “will,” “could,” “seek,” “estimate,” “continue,” “anticipate,” “intend,” “future,” “plan” or variations of those terms and other similar expressions, including their use in the negative. You should not place undue reliance on these forward-looking statements, which speak only as to our expectations, as of the date of this prospectus. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, those set forth under “Risk Factors” included under Item 1A to our most recent Annual Report on Form 10-K or any updates in our Quarterly Reports on Form 10-Qs together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement.  Given these risks and uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements.  Projections included in such risk factors have been prepared based on assumptions, which we believe to be reasonable, but not in accordance with United States generally accepted accounting principles or any guidelines of the Securities and Exchange Commission.  Actual results will vary, perhaps materially, and we undertake no obligation to update the projections at any future date.  You are strongly cautioned not to place undue reliance on such projections.  All subsequent written and oral forward-looking statements attributable to Pacific Ethanol or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.  Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

When used in this prospectus, the terms “Pacific Ethanol,” “we,” “our” and “us” refer to Pacific Ethanol, Inc. and its consolidated subsidiaries, unless otherwise specified.  Unless otherwise stated or indicated by context, the phrase “this prospectus” refers to the prospectus and any applicable prospectus supplement.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus by the selling security holders.  Rather, the selling security holders will receive those proceeds directly.

Upon exercise of the Warrants, the underlying shares of common stock of which are offered for sale hereunder, we may receive aggregate proceeds of approximately $7.4 million if the security holders elect to exercise the Warrants for cash rather than electing to exercise the Warrants using the cashless exercise provisions contained in the Warrants. We expect to use any cash proceeds from the exercise of the Warrants for general working capital purposes.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our current directors and executive officers as of March 8, 2012:
Name	Age	Positions Held
William L. Jones	62	Chairman of the Board and Director
Neil M. Koehler	53	Chief Executive Officer, President and Director
Bryon T. McGregor	48	Chief Financial Officer
Christopher W. Wright	59	Vice President, General Counsel and Secretary
Terry L. Stone (1)	62	Director
John L. Prince (1)	69	Director
Douglas L. Kieta (1)	69	Director
Larry D. Layne (1)	71	Director
Michael D. Kandris	64	Director

(1)       Member of the Audit, Compensation and Nominating and Corporate Governance Committees.

Our officers are appointed by and serve at the discretion of our Board of Directors, or Board. There are no family relationships among our executive officers and directors.

Following is a brief description of the business experience and educational background of each of our directors and executive officers, including the capacities in which they served during the past five years:

William L. Jones has served as Chairman of the Board and as a director since March 2005.  Mr. Jones is a co-founder of Pacific Ethanol California, Inc., or PEI California, which is now one of our wholly-owned subsidiaries, and served as Chairman of the Board of PEI California since its formation in January 2003 through March 2004, when he stepped off the board of PEI California to focus on his candidacy for one of California’s United States Senate seats.  Mr. Jones was California’s Secretary of State from 1995 to 2003.  Since May 2002, Mr. Jones has also been the owner of Tri-J Land & Cattle, a diversified farming and cattle company in Fresno County, California.  Mr. Jones has a B.A. degree in Agribusiness and Plant Sciences from California State University, Fresno.

Mr. Jones’s qualifications to serve on our Board include:

•	co-founder of PEI California;

•	knowledge gained through his extensive work as our Chairman since our inception in 2005;

•	extensive knowledge of and experience in the agricultural and feed industries, as well as a deep understanding of operations in political environments; and

•	background as an owner of a farming company in California, and his previous role in the California state government.

Neil M. Koehler has served as Chief Executive Officer, President and as a director since March 2005.  Mr. Koehler served as Chief Executive Officer of PEI California since its formation in January 2003 and as a member of its board of directors since March 2004.  Prior to his association with PEI California, Mr. Koehler was the co-founder and General Manager of Parallel Products, one of the first ethanol production facilities in California, which was sold to a public company in 1997.  Mr. Koehler was also the sole manager and sole limited liability company member of Kinergy, which he founded in September 2000, and which is now one of our wholly-owned subsidiaries.  Mr. Koehler has over 20 years of experience in the ethanol production, sales and marketing industry in the Western United States.  Mr. Koehler is a Director of the California Renewable Fuels Partnership, a Director of the Renewable Fuels Association and is a nationally-recognized speaker on the production and marketing of renewable fuels.  Mr. Koehler has a B.A. degree in Government from Pomona College.

Mr. Koehler’s qualifications to serve on our Board include:

•	day-to-day leadership experience as our current President and Chief Executive Officer provides Mr. Koehler with intimate knowledge of our operations;

•	extensive knowledge of and experience in the ethanol production, sales and marketing industry, particularly in the Western United States;

•	prior leadership experience with other companies in the ethanol industry; and

•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities.

Bryon T. McGregor has served as our Chief Financial Officer since November 19, 2009.  Mr. McGregor served as Vice President, Finance at Pacific Ethanol from September 2008 until he became Interim Chief Financial Officer in April 2009.  Prior to joining Pacific Ethanol, Mr. McGregor was employed as Senior Director for E*TRADE Financial from February 2002 to August 2008, serving in various capacities including International Treasurer based in London, England from 2006 to 2008, Brokerage Treasurer and Director from 2003 to 2006 and Assistant Treasurer and Director of Finance and Investor Relations from 2002 to 2003. Prior to joining E*TRADE, Mr. McGregor served as Manager of Finance and Head of Project Finance for BP (formerly Atlantic Richfield Company – ARCO) from 1998 to 2001. Mr. McGregor has extensive experience in banking and served as a Director of International Project Finance for Credit Suisse from 1992 to 1998, as Assistant Vice President for Sumitomo Mitsubishi Banking Corp (formerly The Sumitomo Bank Limited) from 1989 to 1992, and as Commercial Banking Officer for Bank of America from 1987 to 1989. Mr. McGregor has a B.S. degree in Business Management from Brigham Young University with an emphasis in International Finance and a minor in Japanese.

Christopher W. Wright has served as Vice President, General Counsel and Secretary since June 2006.  From April 2004 until he joined Pacific Ethanol in June 2006, Mr. Wright operated an independent consulting practice, advising companies on complex transactions, including acquisitions and financings.  Prior to that time, from January 2003 to April 2004, Mr. Wright was a partner with Orrick, Herrington & Sutcliffe, LLP, and from July 1998 to December 2002, Mr. Wright was a partner with Cooley Godward LLP, where he served as Partner-in-Charge of the Pacific Northwest office.  Mr. Wright has extensive experience advising boards of directors on compliance, securities matters and strategic transactions, with a particular focus on guiding the development of rapidly growing companies.  He has acted as general counsel for numerous technology enterprises in all aspects of corporate development, including fund-raising, business and technology acquisitions, mergers and strategic alliances.  Mr. Wright has an A.B. degree in History from Yale College and a J.D. from the University of Chicago Law School.

Terry L. Stone has served as a director since March 2005.  Mr. Stone is a Certified Public Accountant with over thirty years of experience in accounting and taxation.  He has been the owner of his own accountancy firm since 1990 and has provided accounting and taxation services to a wide range of industries, including agriculture, manufacturing, retail, equipment leasing, professionals and not-for-profit organizations.  Mr. Stone has served as a part-time instructor at California State University, Fresno, teaching classes in taxation, auditing and financial and management accounting.  Mr. Stone is also a financial advisor and franchisee of Ameriprise Financial Services, Inc.  Mr. Stone has a B.S. degree in Accounting from California State University, Fresno.

Mr. Stone’s qualifications to serve on our Board include:

•	extensive experience with financial accounting and tax matters;

•	recognized expertise as an instructor of taxation, auditing and financial and management accounting;

•	“audit committee financial expert,” as defined by the Securities and Exchange Commission, and satisfies the “financial sophistication” requirements of The NASDAQ Stock Market’s listing standards; and

•
ability to communicate and encourage discussion, together with his experience as a senior independent director of all Board committees on which he serves make him an effective chairman of our Audit Committee.

John L. Prince has served as a director since July 2005.  Mr. Prince is retired but also works as a consultant to Ruan Transport Corp. and other companies.  Mr. Prince was an Executive Vice President with Land O’ Lakes, Inc. from July 1998 until his retirement in 2004.  Prior to that time, Mr. Prince was President and Chief Executive Officer of Dairyman’s Cooperative Creamery Association, or the DCCA, located in Tulare, California, until its merger with Land O’ Lakes, Inc. in July 1998.  Land O’ Lakes, Inc. is a farmer-owned, national branded organization based in Minnesota with annual sales in excess of $6 billion and membership and operations in over 30 states.  Prior to joining the DCCA, Mr. Prince was President and Chief Executive Officer for nine years until 1994, and was Operations Manager for the preceding ten years commencing in 1975, of the Alto Dairy Cooperative in Waupun, Wisconsin.  Mr. Prince has a B.A. degree in Business Administration from the University of Northern Iowa.

Mr. Prince’s qualifications to serve on our Board include:

•	extensive experience in various executive leadership positions;

•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities; and

•	ability to communicate and encourage discussion help Mr. Prince discharge his duties effectively as chairman of our Nominating and Governance Committee.

Douglas L. Kieta   has served as a director since April 2006.  Mr. Kieta is currently retired. Prior to retirement in January 2009, Mr. Kieta was employed by BE&K, Inc., a large engineering and construction company headquartered in Birmingham, Alabama, where he served as the Vice President of Power from May 2006 to January 2009.  From April 1999 to April 2006, Mr. Kieta was employed at Calpine Corporation where he was the Senior Vice President of Construction and Engineering.  Calpine Corporation is a major North American power company which leases and operates integrated systems of fuel-efficient natural gas-fired and renewable geothermal power plants and delivers clean, reliable and fuel-efficient electricity to customers and communities in 21 U.S. states and three Canadian provinces.  Mr. Kieta has a B.S. degree in Civil Engineering from Clarkson University and a Master’s degree in Civil Engineering from Cornell University.

Mr. Kieta’s qualifications to serve on our Board include:

•	extensive experience in various leadership positions;

•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities; and

•
service with Calpine affords a deep understanding of large-scale construction and engineering projects as well as plant operations, which is particularly relevant to our ethanol production facility operations.

Larry D. Layne has served as a director since December 2007.  Mr. Layne joined First Western Bank in 1963 and served in various capacities with First Western Bank and its acquiror, Lloyds Bank of California, and Lloyd’s acquiror, Sanwa Bank, until his retirement in 2000.  Sanwa Bank was subsequently acquired by Bank of the West.  From 1999 to 2000, Mr. Layne was Vice Chairman of Sanwa Bank in charge of its Commercial Banking Group which encompassed all of Sanwa Bank’s 38 commercial and business banking centers and 12 Pacific Rim branches as well as numerous internal departments.  From 1997 to 2000, Mr. Layne was also Chairman of the Board of The Eureka Funds, a mutual fund family of five separate investment funds with total assets of $900 million.  From 1996 to 2000, Mr. Layne was Group Executive Vice President of the Relationship Banking Group of Sanwa Bank in charge of its 107 branches and 13 commercial banking centers as well as numerous internal departments.  Mr. Layne has also served in various capacities with many industry and community organizations, including as Director and Chairman of the Board of the Agricultural Foundation at California State University, Fresno, or CSUF; Chairman of the Audit Committee of the Ag. Foundation at CSUF; board member of the Fresno Metropolitan Flood Control District; and Chairman of the Ag Lending Committee of the California Bankers Association.  Mr. Layne has a B.S. degree in Dairy Husbandry from CSUF and is a graduate of the California Agriculture Leadership Program.

Mr. Layne’s qualifications to serve on our Board include:

•	extensive experience in various leadership positions;

•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities.

•	experience and involvement in California industry and community organizations provides a useful perspective; and

•	ability to communicate and encourage discussion help Mr. Layne discharge his duties effectively as chairman of our Compensation Committee.

Michael D. Kandris has served as a director since June 2008 and as an independent contractor with supervisory responsibility for ethanol plant operations, under the direction of our Chief Executive Officer, since January 1, 2012. Mr. Kandris was President, Western Division of Ruan Transportation Management Systems, or RTMS, from November 2007 until his retirement in September 2009.  From January 2000 to November 2007, Mr. Kandris served as President and Chief Operating Officer of RTMS, where he had overall responsibility for all operations and administrative functions.  Mr. Kandris has 30 years of experience in all modes of transportation and logistics.  Mr. Kandris served as a board member for the National Tank Truck Organization until his retirement from RTMS in September 2009.  Mr. Kandris has a B.S. degree in Business from California State University, Hayward.

Mr. Kandris’ qualifications to serve on our Board include:

•	extensive experience in various executive leadership positions;

•	extensive experience in rail and truck transportation and logistics; and

•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities.

Director Independence

Our corporate governance guidelines provide that a majority of the Board and all members of our Audit, Compensation and Nominating and Corporate Governance Committees shall be independent.  On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire that requires disclosure of any transactions with Pacific Ethanol in which a director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest.  Following completion of these questionnaires, the Board, with the assistance of the Nominating and Corporate Governance Committee, makes an annual determination as to the independence of each director using the current standards for “independence” established by the Securities and Exchange Commission and The NASDAQ Stock Market, additional criteria contained in our corporate governance guidelines and consideration of any other material relationship a director may have with Pacific Ethanol.

The Board has determined that all of its directors are independent under these standards, except for (i) William L. Jones, as a result of his receipt of interest payments in excess of $120,000 attributable to a loan made to us by Mr. Jones in 2009, (ii) Michael D. Kandris, as a result of his receipt of consulting fees in excess of $120,000 in 2011, and (iii) Mr. Koehler, who serves full-time as our Chief Executive Officer and President. See “Certain Relationships and Related Transactions” below.

Board Committees

Our Board has established standing Audit, Compensation and Nominating and Corporate Governance Committees.  Each committee operates pursuant to a written charter that has been approved by our Board and the corresponding committee and that is reviewed annually and revised as appropriate. Each charter is available at our website at http://www.pacificethanol.net.

Audit Committee

Our Audit Committee selects our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, reviews our financial statements for each interim period and for our year and implements and manages our enterprise risk management program.  The Audit Committee also has the authority to retain consultants, and other advisors.  Messrs. Stone, Prince, Kieta and Layne serve on our Audit Committee.  Our Board has determined that each member of the Audit Committee is “independent” under the current listing standards of The NASDAQ Stock Market and satisfies the other requirements under The NASDAQ Stock Market’s listing standards and Securities and Exchange Commission rules regarding audit committee membership.  Our Board has determined that Mr. Stone qualifies as an “audit committee financial expert” under applicable Securities and Exchange Commission rules and regulations governing the composition of the Audit Committee, and satisfies the “financial sophistication” requirements of The NASDAQ Stock Market’s listing standards.

Compensation Committee

Our Compensation Committee is responsible for establishing and administering a compensation policy for executive officers and the compensation to be provided to our executive officers, including, among other things, annual salaries and bonuses, stock options, stock grants, other stock-based awards, and other incentive compensation arrangements.  In addition, the Compensation Committee reviews the compensation philosophy and policies and approves the salaries, bonuses and stock compensation arrangements for all other employees.  Our Compensation Committee also has the authority to administer our 2006 Plan with respect to grants to executive officers and directors, and also has authority to make equity awards under our 2006 Plan to all other eligible individuals.  However, our Board may retain, reassume or exercise from time to time the power to administer our 2006 Plan.  Equity awards made to members of the Compensation Committee must be authorized and approved by a disinterested majority of our Board.  Messrs. Stone, Prince, Kieta and Layne serve on our Compensation Committee.  Our Board has determined that each member of the Compensation Committee is “independent” under the current listing standards of The NASDAQ Stock Market.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee considers and reports periodically to the Board on matters related to the identification, selection and qualification of Board members and candidates nominated to the Board. Our Nominating and Corporate Governance Committee also advises and makes recommendations to the Board with respect to corporate governance matters.  The Nominating and Corporate Governance Committee also has the authority to retain consultants, and other advisors.  Messrs. Stone, Prince, Kieta and Layne serve on our Nominating and Corporate Governance Committee.  Our Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” under the current listing standards of The NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of our company.  None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee.

Compensation of Directors

We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on our Board.  In setting the compensation of directors, we consider the significant amount of time that Board members spend in fulfilling their duties to Pacific Ethanol as well as the experience level we require to serve on our Board.  The Board, through its Compensation Committee, annually reviews the compensation and compensation policies for Board members.  In recommending director compensation, the Compensation Committee is guided by the following three goals:

•	compensation should pay directors fairly for work required in a company of our size and scope;

•	compensation should align directors’ interests with the long-term interests of our stockholders; and

•	the structure of the compensation should be clearly disclosed to our stockholders.

In addition, as with our executive compensation, in making compensation decisions as to our directors, our Compensation Committee compared our cash and equity compensation payable to directors against market data obtained by Hewitt Associates in 2008.  The data included a general industry survey of 235 companies with less than $1,000,000,000 in annual revenues and a general industry survey of 51 companies with between $500,000,000 and $1,000,000,000 in annual revenues.  The Compensation Committee sets compensation for our directors at approximately the median of compensation paid to directors of the companies comprising the market data provided to us by Hewitt Associates in 2008.

Cash Compensation

Our cash compensation plan for directors provides the Chairman of our Board annual compensation of $80,000, the Chairman of our Audit Committee annual compensation of $42,000, the Chairman of our Compensation Committee annual compensation of $36,000 and the Chairman of our Nominating and Corporate Governance Committee annual compensation of $36,000. All other directors, except employee directors, receive annual compensation of $24,000.  These amounts are paid in advance in bi-weekly installments.  In addition, directors are reimbursed for specified reasonable and documented expenses in connection with attendance at meetings of our Board and its committees.  Employee directors do not receive director compensation in connection with their service as directors.

Equity Compensation

Our Compensation Committee or our full Board typically grants equity compensation to our newly elected or reelected directors which normally vests as to 100% of the grants no later than one year after the date of grant.  Vesting is normally subject to continued service on our Board during the full year.

In determining the amount of equity compensation, the Compensation Committee determines the value of total compensation, approximately targeting the median of compensation paid to directors of the companies comprising the market data provided to us by Hewitt Associates in 2008.  The Compensation Committee then determines the cash component based on this market data.  The balance of the total compensation target is then allocated to equity awards, and the number of shares to be granted to our directors is based on the estimated value of the underlying shares on the expected grant date.

In addition, our Compensation Committee may grant, and has from time to time granted, additional equity compensation to directors at its discretion.

Compensation of Employee Director

Mr. Koehler was compensated as a full-time employee and officer but received no additional compensation for service as a Board member during 2011.  Information regarding the compensation awarded to Mr. Koehler is included in “Summary Compensation Table” below.

Director Compensation Table – 2011

The following table summarizes the compensation of our non-employee directors for the year ended December 31, 2011:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)			All other Compensation ($)(3)		Total ($)
William L. Jones	$80,000		$9,829	(4)	−		$89,829
Terry L. Stone	$42,000		$7,371	(5)	−		$49,371
John L. Prince	$36,000		$7,371	(6)	−		$43,371
Douglas L. Kieta	$36,000		$7,371	(7)	−		$43,371
Larry D. Layne	$36,000		$7,371	(8)	−		$43,371
Michael D. Kandris	$36,000		$7,371	(9)	$148,074	(11)	$191,445
Ryan W. Turner	$14,539	$	−	(10)	−		$14,539

(1)	For a description of annual director fees and fees for chair positions, see the disclosure above under “Compensation of Directors—Cash Compensation.”
(2)
The amounts shown are the fair value of stock awards on the date of grant.  Fair value is calculated by multiplying the number of shares of stock granted by the closing price of our common stock on the date of grant.  The shares of common stock were issued under our 2006 Plan.

(3)	The value of perquisites and other personal benefits was less than $10,000 in aggregate for each director.
(4)
At December 31, 2011, Mr. Jones held 47,522 shares from stock awards, including 33,118 unvested shares, and also held options to purchase an aggregate of 7,143 shares of common stock.  Mr. Jones was granted 4,457 and 6,329 shares of our common stock on October 4, 2006 and June 12, 2008, having aggregate grant date fair values of $407,472 and $104,991, respectively, calculated based on the fair market value of our common stock on the applicable grant date.  Mr. Jones was granted 4,286, 8,164 and 12,858 shares of our common stock on January 28, 2010, October 1, 2010 and October 20, 2010, having aggregate grant date fair values of $64,200, $60,000 and $85,500, respectively, calculated based on the fair market value of our common stock on the applicable grant date. Mr. Jones was granted 11,429 shares of our common stock on August 1, 2011, having an aggregate grant date fair value of $9,829, calculated based on the fair market value of our common stock on the applicable grant date. The grant on January 28, 2010 vested immediately. The grants made on October 1, 2010 and October 20, 2010 vested as to 100% of the shares on July 1, 2011. The grant on August 1, 2011, vests 100% on the earlier of July 1, 2012, or our next annual stockholder meeting.

(5)
At December 31, 2011, Mr. Stone held 33,877 shares from stock awards, including 29,592 unvested shares, and also held options to purchase an aggregate of 2,143 shares of common stock.  Mr. Stone was granted 2,229 and 6,329 shares of our common stock on October 4, 2006 and June 12, 2008, having aggregate grant date fair values of $203,736 and $104,991, respectively, calculated based on the fair market value of our common stock on the applicable grant date. On December 28, 2009, Mr. Stone voluntarily relinquished 3,614 unvested shares of restricted stock.  Mr. Stone was granted 4,286, 8,164 and 12,858 shares of our common stock on January 28, 2010, October 1, 2010 and October 20, 2010, having aggregate grant date fair values of $64,200, $60,000 and $85,500, respectively, calculated based on the fair market value of our common stock on the applicable grant date. Mr. Stone was granted 8,571 shares of our common stock on August 1, 2011, having an aggregate grant date fair value of $7,371, calculated based on the fair market value of our common stock on the applicable grant date. The grant on January 28, 2010 vested immediately. The grants made on October 1, 2010 and October 20, 2010 vested as to 100% of the shares on July 1, 2011. The grant on August 1, 2011, vests 100% on the earlier of July 1, 2012, or our next annual stockholder meeting.

(6)
At December 31, 2011, Mr. Prince held 29,592 unvested shares from stock awards, and also held options to purchase an aggregate of 2,143 shares of common stock.  Mr. Prince was granted 2,229 and 6,329 shares of our common stock on October 4, 2006 and June 12, 2008, having aggregate grant date fair values of $203,736 and $104,991, respectively, calculated based on the fair market value of our common stock on the applicable grant date. On December 28, 2009, Mr. Prince voluntarily relinquished 3,614 unvested shares of restricted stock. Mr. Prince was granted 4,286, 8,164 and 12,858 shares of our common stock on January 28, 2010, October 1, 2010 and October 20, 2010, having aggregate grant date fair values of $64,200, $60,000 and $85,500, respectively, calculated based on the fair market value of our common stock on the applicable grant date. Mr. Prince was granted 8,571 shares of our common stock on August 1, 2011, having an aggregate grant date fair value of $7,371, calculated based on the fair market value of our common stock on the applicable grant date. The grant on January 28, 2010 vested immediately. The grants made on October 1, 2010 and October 20, 2010 vested as to 100% of the shares on July 1, 2011. The grant on August 1, 2011, vests 100% on the earlier of July 1, 2012, or our next annual stockholder meeting.

(7)
At December 31, 2011, Mr. Kieta held 38,820 shares from stock awards, including 29,592 unvested shares.  Mr. Kieta was granted 2,229 and 6,329 shares of our common stock on October 4, 2006 and June 12, 2008, having aggregate grant date fair values of $203,736 and $104,991, respectively, calculated based on the fair market value of our common stock on the applicable grant date. On December 28, 2009, Mr. Kieta voluntarily relinquished 3,614 unvested shares of restricted stock. Mr. Kieta was granted 4,286, 8,164 and 12,858 shares of our common stock on January 28, 2010, October 1, 2010 and October 20, 2010, having aggregate grant date fair values of $64,200, $60,000 and $85,500, respectively, calculated based on the fair market value of our common stock on the applicable grant date. Mr. Kieta was granted 8,571 shares of our common stock on August 1, 2011, having an aggregate grant date fair value of $7,371, calculated based on the fair market value of our common stock on the applicable grant date. The grant on January 28, 2010 vested immediately. The grants made on October 1, 2010 and October 20, 2010 vested as to 100% of the shares on July 1, 2011. The grant on August 1, 2011, vests 100% on the earlier of July 1, 2012, or our next annual stockholder meeting.

(8)
At December 31, 2011, Mr. Layne held 34,535 shares from stock awards, including 29,592 unvested shares.  Mr. Layne was granted 2,229 and 6,329 shares of our common stock on January 17, 2008 and June 12, 2008, having aggregate grant date fair values of $86,112 and $104,991, respectively, calculated based on the fair market value of our common stock on the applicable grant date. On December 28, 2009, Mr. Layne voluntarily relinquished 3,614 unvested shares of restricted stock.  Mr. Layne was granted 4,286, 8,164 and 12,858 shares of our common stock on January 28, 2010, October 1, 2010 and October 20, 2010, having aggregate grant date fair values of $64,200, $60,000 and $85,500, respectively, calculated based on the fair market value of our common stock on the applicable grant date. Mr. Layne was granted 8,571 shares of our common stock on August 1, 2011, having an aggregate grant date fair value of $7,371, calculated based on the fair market value of our common stock on the applicable grant date. The grant on January 28, 2010 vested immediately. The grants made on October 1, 2010 and October 20, 2010 vested as to 100% of the shares on July 1, 2011. The grant on August 1, 2011, vests 100% on the earlier of July 1, 2012, or our next annual stockholder meeting.

(9)
At December 31, 2011, Mr. Kandris held 33,877 shares from stock awards, including 29,592 unvested shares.  Mr. Kandris was granted 3,614 shares of our common stock on June 12, 2008, having an aggregate grant date fair value of $59,961, calculated based on the fair market value of our common stock on the grant date. On December 28, 2009, Mr. Kandris voluntarily relinquished 3,614 unvested shares of restricted stock. Mr. Kandris was granted 4,286, 8,164 and 12,858 shares of our common stock on January 28, 2010, October 1, 2010 and October 20, 2010, having aggregate grant date fair values of $64,200, $60,000 and $85,500, respectively, calculated based on the fair market value of our common stock on the applicable grant date. Mr. Kandris was granted 8,571 shares of our common stock on August 1, 2011, having an aggregate grant date fair value of $7,371, calculated based on the fair market value of our common stock on the applicable grant date. The grant on January 28, 2010 vested immediately. The grants made on October 1, 2010 and October 20, 2010 vested as to 100% of the shares on July 1, 2011. The grant on August 1, 2011, vests 100% on the earlier of July 1, 2012, or our next annual stockholder meeting.

(10)
At December 31, 2011, Mr. Turner held 22,806 shares from stock awards, including 21,021 unvested shares.  Mr. Turner was granted 1,786, 8,164 and 12,858 shares of our common stock on September 7, 2010, October 1, 2010 and October 20, 2010, having aggregate grant date fair values of $7,375, $60,000 and $85,500, respectively, calculated based on the fair market value of our common stock on the applicable grant date. The grant on September 7, 2010 vested immediately.  The grants made on October 1, 2010 and October 20, 2010 vested as to 100% of the shares on July 1, 2011.  On April 4, 2011, Mr. Turner chose not to stand for reelection as a member of the Board.

(11)	Represents payments we made to Mr. Kandris in consideration of consulting services provided to us under a consulting agreement.

Summary Compensation Table

The following table sets forth summary information concerning the compensation of our (i) Chief Executive Officer and President, who serves as our principal executive officer, (ii) Chief Financial Officer, who serves as our principal financial officer, and (iii) Vice President, General Counsel and Secretary (collectively, the “named executive officers”), for all services rendered in all capacities to us for the years ended December 31, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)		Total ($)
Neil M. Koehler	2011	$381,900	$—	$86,200	$—		$468,100
Chief Executive Officer and President	2010	$375,000	$—	$1,247,500	$12,250	(3)	$1,634,750

Bryon T. McGregor	2011	$244,400	$—	$28,500	$—		$272,900
Chief Financial Officer	2010	$240,000	$—	$349,300	$—		$589,300

Christopher W. Wright	2011	$244,400	$—	$28,500	$—		$272,900
Vice President, General Counsel and Secretary	2010	$240,000	$—	$349,300	$—		$589,300

(1)
The amounts shown are the fair value of stock awards and stock options on the date of grant.  Fair value of stock awards is calculated by multiplying the number of shares of stock granted by the closing price of our common stock on the date of grant.  Fair value of stock option is calculated based on a Black-Scholes Merton Valuation Model. The shares of common stock were issued under our 2006 Plan.  Information regarding the vesting schedules for the named executive officers is included in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End−2011” table below.

(2)	Except as contained in the table, the value of perquisites and other personal benefits was less than $10,000 in aggregate for each of the named executive officers.
(3)	Amount represents matching 401K funds.

Executive Employment Agreements

Neil M. Koehler

Our Amended and Restated Executive Employment Agreement with Mr. Koehler dated as of December 11, 2007 provides for at-will employment as our President and Chief Executive Officer.  Mr. Koehler initially received a base salary of $300,000 per year, which was increased to $375,000 effective March 1, 2008, and is eligible to receive an annual discretionary cash bonus of up to 70% of his base salary, to be paid based upon performance criteria set by the Board.

Upon termination by Pacific Ethanol without cause, resignation by Mr. Koehler for good reason or upon Mr. Koehler’s disability, Mr. Koehler is entitled to receive (i) severance equal to twelve months of base salary, (ii) continued health insurance coverage for twelve months, and (iii) accelerated vesting of 25% of all shares or options subject to any equity awards granted to Mr. Koehler prior to Mr. Koehler’s termination which are unvested as of the date of termination.  However, if Mr. Koehler is terminated without cause or resigns for good reason within three months before or twelve months after a change in control, Mr. Koehler is entitled to (a) severance equal to eighteen months of base salary, (b) continued health insurance coverage for eighteen months, and (c) accelerated vesting of 100% of all shares or options subject to any equity awards granted to Mr. Koehler prior to Mr. Koehler’s termination that are unvested as of the date of termination.

The term “for good reason” is defined in the Amended and Restated Executive Employment Agreement as (i) the assignment to Mr. Koehler of any duties or responsibilities that result in the material diminution of Mr. Koehler’s authority, duties or responsibility, (ii) a material reduction by Pacific Ethanol in Mr. Koehler’s annual base salary, except to the extent the base salaries of all other executive officers of Pacific Ethanol are accordingly reduced, (iii) a relocation of Mr. Koehler’s place of work, or Pacific Ethanol’s principal executive offices if Mr. Koehler’s principal office is at these offices, to a location that increases Mr. Koehler’s daily one-way commute by more than thirty-five miles, or (iv) any material breach by Pacific Ethanol of any material provision of the Amended and Restated Executive Employment Agreement.

The term “cause” is defined in the Amended and Restated Executive Employment Agreement as (i) Mr. Koehler’s indictment or conviction of any felony or of any crime involving dishonesty, (ii) Mr. Koehler’s participation in any fraud or other act of willful misconduct against Pacific Ethanol, (iii) Mr. Koehler’s refusal to comply with any lawful directive of Pacific Ethanol, (iv) Mr. Koehler’s material breach of his fiduciary, statutory, contractual, or common law duties to Pacific Ethanol, or (v) conduct by Mr. Koehler which, in the good faith and reasonable determination of the Board, demonstrates gross unfitness to serve; provided, however, that in the event that any of the foregoing events is reasonably capable of being cured, Pacific Ethanol shall, within twenty days after the discovery of the event, provide written notice to Mr. Koehler describing the nature of the event and Mr. Koehler shall thereafter have ten business days to cure the event.

A “change in control” of Pacific Ethanol is deemed to have occurred if, in a single transaction or series of related transactions (i) any person (as the term is used in Section 13(d) and 14(d) of the Exchange Act), or persons acting as a group, other than a trustee or fiduciary holding securities under an employee benefit program, is or becomes a “beneficial owner” (as defined in Rule 13-3 under the Exchange Act), directly or indirectly of securities of Pacific Ethanol representing a majority of the combined voting power of Pacific Ethanol, (ii) there is a merger, consolidation or other business combination transaction of Pacific Ethanol with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of Pacific Ethanol outstanding immediately prior to the transaction continue to hold (either by the shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Pacific Ethanol (or the surviving entity) outstanding immediately after the transaction, or (iii) all or substantially all of our assets are sold.

Bryon T. McGregor

Our Amended and Restated Executive Employment Agreement with Mr. McGregor effective as of November 25, 2009 provides for at-will employment as our Chief Financial Officer.  Mr. McGregor receives a base salary of $240,000 per year and is eligible to receive an annual discretionary cash bonus of up to 50% of his base salary, to be paid based upon performance criteria set by the Board.  All other terms and conditions of Mr. McGregor’s Amended and Restated Executive Employment Agreement are substantially the same as those contained in Mr. Koehler’s Amended and Restated Executive Employment Agreement.

Christopher W. Wright

Our Amended and Restated Executive Employment Agreement with Mr. Wright dated as of December 11, 2007 provides for at-will employment as our Vice President, General Counsel and Secretary.  Mr. Wright initially received a base salary of $225,000 per year, which was increased to $240,000, effective March 1, 2008, and is eligible to receive an annual discretionary cash bonus of up to 50% of his base salary, to be paid based upon performance criteria set by the Board.  All other terms and conditions of Mr. Wright’s Amended and Restated Executive Employment Agreement are substantially the same as those contained in Mr. Koehler’s Amended and Restated Executive Employment Agreement.

Independent Contractor Agreement – Michael Kandris

On December 30, 2011, the we entered into an Independent Contractor Services Agreement with Michael Kandris appointing him as a contractor for Pacific Ethanol with supervisory responsibility for ethanol plant operations, under the direction of our Chief Executive Officer.  The agreement became effective as of January 1, 2012.

Under the terms of the agreement, we may, from time to time, submit a Statement of Work to Mr. Kandris outlining the services to be performed by Mr. Kandris.  The current Statement of Work provides that Mr. Kandris shall: (i) advise our senior executives in matters pertaining to operations and to our organization; (ii) under the direction of our Chief Executive Officer, supervise all aspects of plant operations, which shall include having the plant managers and corporate plant support staff report to Mr. Kandris; (iii) participate in senior staff and executive committee meetings on an ex officio basis; and (iv) perform such additional tasks as may be delegated to Mr. Kandris by our Chief Executive Officer.

Mr. Kandris is to receive compensation as set forth in each Statement of Work.  The current Statement of Work provides that Mr. Kandris shall receive bi-weekly payments in the amount of $8,461.38.

The agreement has an initial term of one year, and may be renewed by mutual agreement for successive one-year terms.  We may terminate the agreement without cause upon 30 days’ prior written notice to Mr. Kandris.  Either party may terminate the agreement immediately in the event the other party has materially breached the agreement and fails to cure such breach within 15 days of receipt of notice from the non-breaching party.

Clawback Policy

In 2011, our Compensation Committee instituted a “clawback” policy with respect to incentive compensation.  Except as otherwise required by applicable law and regulations, the clawback policy applies to any incentive-based compensation awarded or paid after January 1, 2011. The clawback policy mitigates the risks associated with our compensation policies, because certain executive officers will be required to repay compensation in the circumstances identified in the policy. The clawback policy requires recoupment of the incentive based compensation paid or granted to certain executive officers in the event of a material noncompliance with any financial reporting requirements under the federal securities laws (other than to comply with changes in applicable accounting principles).

Our Compensation Committee will reevaluate and, if necessary, revise our clawback policy to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act once the rules implementing the clawback requirements have been finalized by the Securities and Exchange Commission.

Outstanding Equity Awards at Fiscal Year-End – 2011

The following table sets forth information about outstanding equity awards held by our named executive officers as of December 31, 2011.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested($)(2)
Neil M. Koehler	56,250	(3)	$0.86	8/1/2021	2,854	(4)	$3,025
					11,905	(5)	$12,619
					64,285	(6)	$68,142
					71,429	(10)	$75,715

Bryon T. McGregor	25,714	(3)	$0.86	8/1/2021	3,333	(7)	$3,533
					18,000	(8)	$19,080
					20,000	(10)	$21,200

Christopher W. Wright	25,714	(3)	$0.86	8/1/2021	799	(9)	$847
					3,333	(7)	$3,533
					18,000	(8)	$19,080
					20,000	(10)	$21,200

(1)	The stock awards reported in the above table represent shares of restricted stock and stock options granted under our 2006 Plan.
(2)	Represents the fair market value per share of our common stock on December 30, 2011, which was $1.06, multiplied by the number of shares that had not vested as of that date.
(3)	Represents stock options granted on August 1, 2011. The option vests 33% on each of April 1, 2012, 2013 and 2014.
(4)	Represents shares granted on April 8, 2008. Mr. Koehler’s grant vests as to 2,854 shares on April 1, 2012.
(5)	Represents shares granted on January 28, 2010. Mr. Koehler’s grant vests as to 11,905 shares on July 28, 2012.
(6)	Represents shares granted on October 20, 2010. Mr. Koehler’s grant vests as to 21,428 shares on each of October 4, 2012, 2013 and 2014.
(7)	Represents shares granted on January 28, 2010. The grant vests as to 3,333 shares on July 28, 2012.
(8)	Represents shares granted on October 20, 2010. The grant vests as to 6,000 shares on each of October 4, 2012, 2013 and 2014.
(9)	Represents shares granted on April 8, 2008. Mr. Wright’s grant vests as to 799 shares on April 1, 2012.
(10)	Represents shares granted on August 1, 2011. The grant vests 25% on each of April 1, 2012, 2013, 2014 and 2015.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2011.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants or Stock Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)

Equity Compensation Plans Approved by Security Holders:
2004 Plan(1)	11,429	$57.82	—
2006 Plan	208,869	$0.82	39,920

(1)	Our 2004 Stock Option Plan, or 2004 Plan, was terminated effective September 7, 2006, except to the extent of then-outstanding options.

2006 Stock Incentive Plan

In 2006, our Board adopted and our stockholders ratified and approved the adoption of our 2006 Plan.  On March 5, 2010, our Board approved an increase in the number of shares of common stock authorized for issuance under our 2006 Plan from 285,714 shares to 857,142 shares. Our stockholders approved the amendment to the 2006 Plan on June 3, 2010.  Effective October 20, 2010, our Board approved amendments to our 2006 Plan to (i) increase the limit on annual awards to any plan participant from 250,000 shares to 1,000,000 shares, and (ii) eliminate the authority of the plan administrator to reduce the exercise or base price of one or more outstanding stock options or stock appreciation rights. These amendments did not require stockholder approval.  On March 25, 2011, our Board approved a further increase in the number of shares of common stock authorized for issuance under our 2006 Plan from 857,142 to 1,214,285 shares, subject to stockholder approval. Our stockholders approved the amendment on May 19, 2011.

The 2006 Plan is intended to promote our interests by providing eligible persons in our service with the opportunity to acquire a proprietary or economic interest, or otherwise increase their proprietary or economic interest, in us as an incentive for them to remain in their service and render superior performance during their service.  The 2006 Plan consists of two equity-based incentive programs, the Discretionary Grant Program and the Stock Issuance Program. Principal features of each program are summarized below.

A total of 1,214,285 shares of common stock are authorized for issuance under the 2006 Plan. As of the date of this prospectus, equity awards totaling 1,174,366 shares of common stock, net of forfeitures and shares withheld to satisfy tax withholding obligations, have been issued under the 2006 Plan.

The following is a summary of the principal features of our 2006 Plan as amended to reflect the recent amendment.  The summary does not purport to be a complete description of all provisions of our 2006 Plan and is qualified in its entirety by the text of the 2006 Plan.

Administration

The Compensation Committee of our Board has the exclusive authority to administer the Discretionary Grant and Stock Issuance Programs with respect to option grants, restricted stock awards, restricted stock units, stock appreciation rights, direct stock issuances and other stock-based awards, or equity awards, made to executive officers and non-employee Board members, and also has the authority to make equity awards under those programs to all other eligible individuals. However, the Board may retain, reassume or exercise from time to time the power to administer those programs. Equity awards made to members of the Compensation Committee must be authorized and approved by a disinterested majority of the Board.

The term “plan administrator,” as used in this summary, means the Compensation Committee or the Board, to the extent either entity is acting within the scope of its administrative jurisdiction under the 2006 Plan.

Share Reserve

Currently, a total of 1,214,285 shares of common stock are authorized for issuance under the 2006 Plan.

No participant in the 2006 Plan may be granted equity awards for more than 1,000,000 shares of common stock per calendar year.  This share limitation is intended to assure that any deductions to which we would otherwise be entitled, either upon the exercise of stock options or stock appreciation rights granted under the Discretionary Grant Program with an exercise price per share equal to the fair market value per share of our common stock on the grant date or upon the subsequent sale of the shares purchased under those options, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed under the United States Internal Revenue Code, or Code Section 162(m).  In addition, shares issued under the Stock Issuance Program may qualify as performance-based compensation that is not subject to the Code Section 162(m) limitation, if the issuance of those shares is approved by the Compensation Committee and the vesting is tied solely to the attainment of the corporate performance milestones discussed below in the summary description of that program.

The shares of common stock issuable under the 2006 Plan may be drawn from shares of our authorized but unissued shares or from shares reacquired by us, including shares repurchased on the open market.  Shares subject to any outstanding equity awards under the 2006 Plan that expire or otherwise terminate before those shares are issued will be available for subsequent awards.  Unvested shares issued under the 2006 Plan and subsequently repurchased by us at the option exercise or direct issue price paid per share, under our repurchase rights under the 2006 Plan, will be added back to the number of shares reserved for issuance under the 2006 Plan and will be available for subsequent reissuance.

If the exercise price of an option under the 2006 Plan is paid with shares of common stock, then the authorized reserve of common stock under the 2006 Plan will be reduced only by the net number of new shares issued under the exercised stock option. If shares of common stock otherwise issuable under the 2006 Plan are withheld in satisfaction of the withholding taxes incurred in connection with the issuance, exercise or vesting of an equity award, then the number of shares of common stock available for issuance under the 2006 Plan will be reduced only by the net number of shares issued under that equity award.  The withheld shares will not reduce the share reserve.  Upon the exercise of any stock appreciation right granted under the 2006 Plan, the share reserve will only be reduced by the net number of shares actually issued upon exercise, and not by the gross number of shares as to which the stock appreciation right is exercised.

Eligibility

Officers, employees, non-employee directors, and consultants and independent advisors who are under written contract and whose securities issued under the 2006 Plan could be registered on Form S-8, all of whom are in our service or the service of any parent or subsidiary of ours, whether now existing or subsequently established, are eligible to participate in the Discretionary Grant and Stock Issuance Programs.

As of March 8, 2012, four executive officers, approximately 142 other employees, seven non-employee members of our Board and an indeterminate number of consultants and advisors were eligible to participate in the 2006 Plan.

Valuation

The fair market value per share of our common stock on any relevant date under the 2006 Plan will be deemed to be equal to the closing price per share of our common stock at the close of regular trading hours on that date on The NASDAQ Capital Market (or any other primary successor exchange or market on which our securities are listed or traded).  If there is no closing price for our common stock on the date in question, the fair market value will be the closing price on the last preceding date for which a quotation exists.  On March 12, 2012, the fair market value determined on that basis was $1.15 per share.

Discretionary Grant Program

The plan administrator has complete discretion under the Discretionary Grant Program to determine which eligible individuals are to receive equity awards under that program, the time or times when those equity awards are to be made, the number of shares subject to each award, the time or times when each equity award is to vest and become exercisable, the maximum term for which the equity award is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws.

Stock Options. Each granted option will have an exercise price per share determined by the plan administrator, provided that the exercise price will not be less than 85% or 100% of the fair market value of a share on the grant date in the case of non-statutory or incentive options, respectively.  No granted option will have a term in excess of ten years.  Incentive options granted to an employee who beneficially owns more than 10% of our outstanding common stock must have exercise prices not less than 110% of the fair market value of a share on the grant date and a term of not more than five years measured from the grant date. Options generally will become exercisable in one or more installments over a specified period of service measured from the grant date.  However, options may be structured so that they will be immediately exercisable for any or all of the option shares.  Any unvested shares acquired under immediately exercisable options will be subject to repurchase, at the exercise price paid per share, if the optionee ceases service with us prior to vesting in those shares.

An optionee who ceases service with us other than due to misconduct will have a limited time within which to exercise outstanding options for any shares for which those options are vested and exercisable at the time of cessation of service.  The plan administrator has complete discretion to extend the period following the optionee’s cessation of service during which outstanding options may be exercised (but not beyond the expiration date) and/or to accelerate the exercisability or vesting of options in whole or in part.  Discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee’s actual cessation of service.

Stock Appreciation Rights.  The plan administrator has the authority to issue the following three types of stock appreciation rights under the Discretionary Grant Program:

•
Tandem stock appreciation rights, which provide the holders with the right, upon approval of the plan administrator, to surrender their options for an appreciation distribution in an amount equal to the excess of the fair market value of the vested shares of common stock subject to the surrendered option over the aggregate exercise price payable for those shares.

•
Standalone stock appreciation rights, which allow the holders to exercise those rights as to a specific number of shares of common stock and receive in exchange an appreciation distribution in an amount equal to the excess of the fair market value on the exercise date of the shares of common stock as to which those rights are exercised over the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of the common stock on the date the standalone stock appreciation right is granted, and the right may not have a term in excess of ten years.

•
Limited stock appreciation rights, which may be included in one or more option grants made under the Discretionary Grant Program to executive officers or directors who are subject to the short-swing profit liability provisions of Section 16 of the Exchange Act. Upon the successful completion of a hostile takeover for more than 50% of our outstanding voting securities or a change in a majority of our Board as a result of one or more contested elections for Board membership over a period of up to 36 consecutive months, each outstanding option with a limited stock appreciation right may be surrendered in return for a cash distribution per surrendered option share equal to the excess of the fair market value per share at the time the option is surrendered or, if greater and the option is a non-statutory option, the highest price paid per share in the transaction, over the exercise price payable per share under the option.

Payments with respect to exercised tandem or standalone stock appreciation rights may, at the discretion of the plan administrator, be made in cash or in shares of common stock.  All payments with respect to exercised limited stock appreciation rights will be made in cash.  Upon cessation of service with us, the holder of one or more stock appreciation rights will have a limited period within which to exercise those rights as to any shares as to which those stock appreciation rights are vested and exercisable at the time of cessation of service.  The plan administrator will have complete discretion to extend the period following the holder’s cessation of service during which his or her outstanding stock appreciation rights may be exercised and/or to accelerate the exercisability or vesting of the stock appreciation rights in whole or in part.  Discretion may be exercised at any time while the stock appreciation rights remain outstanding, whether before or after the holder’s actual cessation of service.

Exchange Program.  The plan administrator has the authority, with the consent of the affected holders, to effect the cancellation of any or all outstanding options or stock appreciation rights under the Discretionary Grant Program and to grant in exchange one or more of the following:  (i) new options or stock appreciation rights covering the same or a different number of shares of common stock but with an exercise or base price per share not less than the fair market value per share of common stock on the new grant date, or (ii) cash or shares of common stock, whether vested or unvested, equal in value to the value of the cancelled options or stock appreciation rights.

Stock Issuance Program

Shares of common stock may be issued under the Stock Issuance Program for valid consideration under the Delaware General Corporation Law, or DGCL, as the plan administrator deems appropriate, including cash, past services or other property.  In addition, restricted shares of common stock may be issued under restricted stock awards that vest in one or more installments over the recipient’s period of service or upon attainment of specified performance objectives.  Shares of common stock may also be issued under the program under restricted stock units or other stock-based awards that entitle the recipients to receive the shares underlying those awards upon the attainment of designated performance goals, the satisfaction of specified service requirements and/or upon the expiration of a designated time period following the vesting of those awards or units, including a deferred distribution date following the termination of the recipient’s service with us.

The plan administrator has complete discretion under the Stock Issuance Program to determine which eligible individuals are to receive equity awards under the program, the time or times when those equity awards are to be made, the number of shares subject to each equity award, the vesting schedule to be in effect for the equity award and the consideration, if any, payable per share.  The shares issued under an equity award may be fully vested upon issuance or may vest upon the completion of a designated service period and/or the attainment of pre-established performance goals.

To assure that the compensation attributable to one or more equity awards under the Stock Issuance Program will qualify as performance-based compensation that will not be subject to the $1,000,000 limitation on the income tax deductibility of the compensation paid per covered executive officer imposed under Code Section 162(m), the Compensation Committee will also have the discretionary authority to structure one or more equity awards under the Stock Issuance Program so that the shares subject to those particular awards will vest only upon the achievement of pre-established corporate performance goals. Goals may be based on one or more of the following criteria:  (i) return on total stockholders’ equity; (ii) net income per share; (iii) net income or operating income; (iv) earnings before interest, taxes, depreciation, amortization and stock-based compensation costs, or operating income before depreciation and amortization; (v) sales or revenue targets; (vi) return on assets, capital or investment; (vii) cash flow; (viii) market share; (ix) cost reduction goals; (x) budget comparisons; (xi) implementation or completion of projects or processes strategic or critical to our business operations; (xii) measures of customer satisfaction; (xiii) any combination of, or a specified increase in, any of the foregoing; and (xiv) the formation of joint ventures, research and development collaborations, marketing or customer service collaborations, or the completion of other corporate transactions intended to enhance our revenue or profitability or expand our customer base; provided, however, that for purposes of items (ii), (iii) and (vii) above, the Compensation Committee may, at the time the equity awards are made, specify adjustments to those items as reported in accordance with United States generally accepted accounting principles, or GAAP, which will exclude from the calculation of those performance goals one or more of the following: charges related to acquisitions, stock-based compensation, employer payroll tax expense on stock option exercises, settlement costs, restructuring costs, gains or losses on strategic investments, non-operating gains, other non-cash charges, valuation allowance on deferred tax assets, and the related income tax effects, purchases of property and equipment, and any extraordinary non-recurring items as described in Accounting Standards Codification Topic 225, Income Statements, provided that those adjustments are in conformity with those reported by us on a non-GAAP basis.  In addition, performance goals may be based upon the attainment of specified levels of our performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of our business groups or divisions thereof or any parent or subsidiary. Performance goals may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned, and a maximum level of performance at which an award will be fully earned.  The Compensation Committee may provide that, if the actual level of attainment for any performance objective is between two specified levels, the amount of the award attributable to that performance objective shall be interpolated on a straight-line basis.

The plan administrator has the discretionary authority at any time to accelerate the vesting of any and all shares of restricted stock or other unvested shares outstanding under the Stock Issuance Program.  However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to shares that were intended at the time of issuance to qualify as performance-based compensation under Code Section 162(m), except in the event of specified involuntary terminations or changes in control or ownership.

Outstanding restricted stock units or other stock-based awards under the Stock Issuance Program will automatically terminate, and no shares of common stock will actually be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained.  The plan administrator, however, has the discretionary authority to issue shares of common stock in satisfaction of one or more outstanding restricted stock units or other stock-based awards as to which the designated performance goals or service requirements are not attained.  However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to awards that were intended at the time of issuance to qualify as performance-based compensation under Code Section 162(m), except in the event of specified involuntary terminations or changes in control or ownership.

General Provisions

Acceleration.  If a change in control occurs, each outstanding equity award under the Discretionary Grant Program will automatically accelerate in full, unless (i) that award is assumed by the successor corporation or otherwise continued in effect, (ii) the award is replaced with a cash retention program that preserves the spread existing on the unvested shares subject to that equity award (the excess of the fair market value of those shares over the exercise or base price in effect for the shares) and provides for subsequent payout of that spread in accordance with the same vesting schedule in effect for those shares, or (iii) the acceleration of the award is subject to other limitations imposed by the plan administrator.  In addition, all unvested shares outstanding under the Discretionary Grant and Stock Issuance Programs will immediately vest upon the change in control, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect or accelerated vesting is precluded by other limitations imposed by the plan administrator. Each outstanding equity award under the Stock Issuance Program will vest as to the number of shares of common stock subject to that award immediately prior to the change in control, unless that equity award is assumed by the successor corporation or otherwise continued in effect or replaced with a cash retention program similar to the program described in clause (ii) above or unless vesting is precluded by its terms.  Immediately following a change in control, all outstanding awards under the Discretionary Grant Program will terminate and cease to be outstanding except to the extent assumed by the successor corporation or its parent or otherwise expressly continued in full force and effect under the terms of the change in control transaction.

The plan administrator has the discretion to structure one or more equity awards under the Discretionary Grant and Stock Issuance Programs so that those equity awards will vest in full either immediately upon a change in control or in the event the individual’s service with us or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction, whether or not those equity awards are to be assumed or otherwise continued in effect or replaced with a cash retention program.

A change in control will be deemed to have occurred if, in a single transaction or series of related transactions:

(i)           any person (as that term is used in Section 13(d) and 14(d) of the Exchange Act), or persons acting as a group, other than a trustee or fiduciary holding securities under an employment benefit program, is or becomes a beneficial owner (as defined in Rule 13-3 under the Exchange Act), directly or indirectly of securities representing 51% or more of the combined voting power of Pacific Ethanol, Inc.;

(ii)           there is a merger, consolidation, or other business combination transaction of us with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to the transaction continue to hold (either by the shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of our company (or the surviving entity) outstanding immediately after the transaction; or

(iii)           all or substantially all of our assets are sold.

Stockholder Rights and Option Transferability.  The holder of an option or stock appreciation right will have no stockholder rights with respect to the shares subject to that option or stock appreciation right unless and until the holder exercises the option or stock appreciation right and becomes a holder of record of shares of common stock distributed upon exercise of the award.  Incentive options are not assignable or transferable other than by will or the laws of inheritance following the optionee’s death, and during the optionee’s lifetime, may only be exercised by the optionee.  However, non-statutory options and stock appreciation rights may be transferred or assigned during the holder’s lifetime to one or more members of the holder’s family or to a trust established for the benefit of the holder and/or one or more family members or to the holder’s former spouse, to the extent the transfer is in connection with the holder’s estate plan or under a domestic relations order.

A participant will have a number of rights with respect to shares of common stock issued to the participant under the Stock Issuance  Program, whether or not the participant’s interest in those shares is vested.  Accordingly, the participant will have the right to vote the shares and to receive any regular cash dividends paid on the shares, but will not have the right to transfer the shares prior to vesting.  A participant will not have any stockholder rights with respect to the shares of common stock subject to restricted stock units or other stock-based awards until the awards vest and the shares of common stock are actually issued.  However, dividend-equivalent units may be paid or credited, either in cash or in actual or phantom shares of common stock, on outstanding restricted stock units or other stock-based awards, subject to terms and conditions the plan administrator deems appropriate.

Changes in Capitalization.  If any change is made to the outstanding shares of common stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without our receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the 2006 Plan, (ii) the maximum number and/or class of securities for which any one person may be granted equity awards under the 2006 Plan per calendar year, (iii) the number and/or class of securities and the exercise price or base price per share in effect under each outstanding option or stock appreciation right, and (iv) the number and/or class of securities subject to each outstanding restricted stock unit or other stock-based award under the 2006 Plan and the cash consideration, if any, payable per share.  All adjustments will be designed to preclude any dilution or enlargement of benefits under the 2006 Plan and the outstanding equity awards thereunder.

Special Tax Election.  Subject to applicable laws, rules and regulations, the plan administrator may permit any or all holders of equity awards to utilize any or all of the following methods to satisfy all or part of the federal and state income and employment withholding taxes to which they may become subject in connection with the issuance, exercise or vesting of those equity awards:

•
Stock Withholding: The election to have us withhold, from the shares otherwise issuable upon the issuance, exercise or vesting of an equity award, a portion of those shares with an aggregate fair market value equal to the percentage of the withholding taxes (not to exceed 100%) designated by the holder and make a cash payment equal to the fair market value directly to the appropriate taxing authorities on the individual’s behalf.

•
Stock Delivery: The election to deliver to us shares of common stock previously acquired by the holder (other than in connection with the issuance, exercise or vesting that triggered the withholding taxes) with an aggregate fair market value equal to the percentage of the withholding taxes (not to exceed 100%) designated by the holder.

•
Sale and Remittance: The election to deliver to us, to the extent the award is issued or exercised for vested shares, through a special sale and remittance procedure under which the optionee or participant will concurrently provide irrevocable instructions to a brokerage firm to effect the immediate sale of the purchased or issued shares and remit to us, out of the sale proceeds available on the settlement date, sufficient funds to cover the withholding taxes we are required to withhold by reason of the issuance, exercise or vesting.

Amendment, Suspension and Termination

Our Board may suspend or terminate the 2006 Plan at any time.  Our Board may amend or modify the 2006 Plan, subject to any required stockholder approval.  Stockholder approval will be required for any amendment that materially increases the number of shares available for issuance under the 2006 Plan, materially expands the class of individuals eligible to receive equity awards under the 2006 Plan, materially increases the benefits accruing to optionees and other participants under the 2006 Plan or materially reduces the price at which shares of common stock may be issued or purchased under the 2006 Plan, materially extends the term of the 2006 Plan, expands the types of awards available for issuance under the 2006 Plan, or as to which stockholder approval is required by applicable laws, rules or regulations.

Unless sooner terminated by our Board, the 2006 Plan will terminate on the earliest to occur of: July 19, 2016; the date on which all shares available for issuance under the 2006 Plan have been issued as fully-vested shares; and the termination of all outstanding equity awards upon specified changes in control or ownership.  If the 2006 Plan terminates on July 19, 2016, then all equity awards outstanding at that time will continue to have force and effect in accordance with the provisions of the documents evidencing those awards.

Federal Income Tax Consequences

The following discussion summarizes income tax consequences of the 2006 Plan under current federal income tax law and is intended for general information only.  In addition, the tax consequences described below are subject to the limitations of Code Section 162(m), as discussed in further detail below.  Other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending upon individual circumstances and from locality to locality.

Option Grants. Options granted under the 2006 Plan may be either incentive stock options, which satisfy the requirements of Code Section 422, or non-statutory stock options, which are not intended to meet those requirements.  The federal income tax treatment for the two types of options differs as follows:

Incentive Stock Options.  No taxable income is recognized by the optionee at the time of the option grant, and, if there is no disqualifying disposition at the time of exercise, no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes equal to the excess of the fair market value of the purchased shares at the time over the exercise price paid for those shares.

The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of some dispositions.  For federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying.  A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the option for the shares involved in the sale or disposition was granted and more than one year after the date the option was exercised for those shares.  If either of these two requirements is not satisfied, a disqualifying disposition will result.

Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the purchased shares over the exercise price paid for the shares.  If there is a disqualifying disposition of the shares, the excess of the fair market value of those shares on the exercise date over the exercise price paid for the shares will be taxable as ordinary income to the optionee.  Any additional gain or any loss recognized upon the disposition will be taxable as a capital gain or capital loss.

If the optionee makes a disqualifying disposition of the purchased shares, we will be generally entitled to an income tax deduction, for our taxable year in which the disposition occurs, equal to the excess of the fair market value of the shares on the option exercise date over the exercise price paid for the shares.  If the optionee makes a qualifying disposition, we will not be entitled to any income tax deduction.

Non-Statutory Stock Options.  No taxable income is generally recognized by an optionee upon the grant of a non-statutory option.  The optionee will, in general, recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and we will be required to collect withholding taxes applicable to the income from the optionee.

We will generally be entitled to an income tax deduction equal to the amount of any ordinary income recognized by the optionee with respect to an exercised non-statutory option.  The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the optionee.

If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase in the event of the optionee’s cessation of service prior to vesting in those shares, the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when our repurchase right lapses, an amount equal to the excess of the fair market value of the shares on the date the repurchase right lapses over the exercise price paid for the shares.  The optionee may elect under Code Section 83(b) to include as ordinary income in the year of exercise of the option an amount equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares.  If a timely Code Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

Stock Appreciation Rights.  No taxable income is generally recognized upon receipt of a stock appreciation right.  The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and we will be required to collect withholding taxes applicable to the income from the holder.

We will generally be entitled to an income tax deduction equal to the amount of any ordinary income recognized by the holder in connection with the exercise of a stock appreciation right.  The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the holder.

Direct Stock Issuances.  Stock granted under the 2006 Plan may include issuances including unrestricted stock grants, restricted stock grants and restricted stock units.  The federal income tax treatment for the stock issuances are as follows:

Unrestricted Stock Grants.  The holder will recognize ordinary income in the year in which shares are actually issued to the holder.  The amount of that income will be equal to the fair market value of the shares on the date of issuance, and we will be required to collect withholding taxes applicable to the income from the holder.

We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued.  The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the holder.

Restricted Stock Grants.  No taxable income is recognized upon receipt of stock that qualifies as performance-based compensation unless the recipient elects to have the value of the stock (without consideration of any effect of the vesting conditions) included in income on the date of receipt.  The recipient may elect under Code Section 83(b) to include as ordinary income in the year the shares are actually issued an amount equal to the fair market value of the shares.  If a timely Code Section 83(b) election is made, the holder will not recognize any additional income when the vesting conditions lapse and will not be entitled to a deduction in the event the stock is forfeited as a result of failure to vest.

If the holder does not file an election under Code Section 83(b), he will not recognize income until the shares vest.  At that time, the holder will recognize ordinary income in an amount equal to the fair market value of the shares on the date the shares vest.  We will be required to collect withholding taxes applicable to the income of the holder at that time.

We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued, if the holder elects to file an election under Code Section 83(b), or we will be entitled to an income tax deduction at the time the vesting conditions occur, if the holder does not elect to file an election under Code Section 83(b).

Restricted Stock Units.  No taxable income is generally recognized upon receipt of a restricted stock unit award. The holder will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the holder.  The amount of that income will be equal to the fair market value of the shares on the date of issuance, and we will be required to collect withholding taxes applicable to the income from the holder.

We will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued.  The deduction will in general be allowed for our taxable year in which the ordinary income is recognized by the holder.

Section 409A.  A number of awards, including non-statutory stock options and stock appreciation rights granted with an exercise price that is less than fair market value, and some restricted stock units, can be considered “non-qualified deferred compensation” and subject to Code Section 409A. Awards that are subject to but do not meet the requirements of Code Section 409A will result in an additional 20% tax obligation, plus penalties and interest to the recipient, and may result in accelerated imposition of income tax and the related withholding.

Deductibility of Executive Compensation

We anticipate that any compensation deemed paid by us in connection with disqualifying dispositions of incentive stock option shares or the exercise of non-statutory stock options or stock appreciation rights with exercise prices or base prices equal to or greater than the fair market value of the underlying shares on the grant date will qualify as performance-based compensation for purposes of Code Section 162(m) and will not have to be taken into account for purposes of the $1,000,000 limitation per covered individual on the deductibility of the compensation paid to some executive officers.  Accordingly, all compensation deemed paid with respect to those options or stock appreciation rights should remain deductible without limitation under Code Section 162(m).  However, any compensation deemed paid by us in connection with shares issued under the Stock Issuance Program will be subject to the $1,000,000 limitation on deductibility per covered individual, except to the extent the vesting of those shares is based solely on one or more of the performance milestones specified above in the summary of the terms of the Stock Issuance Program.

Accounting Treatment

In accordance with accounting standards established by the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Stock Compensation, we are required to recognize all share-based payments, including grants of stock options, restricted stock and restricted stock units, in our financial statements.  Accordingly, stock options are valued at fair value as of the grant date under an appropriate valuation formula, and that value will be charged as stock-based compensation expense against our reported earnings over the designated vesting period of the award.  For shares issuable upon the vesting of restricted stock units that may be awarded under the 2006 Plan, we are required to expense over the vesting period a compensation cost equal to the fair market value of the underlying shares on the date of the award.  Restricted stock issued under the 2006 Plan results in a direct charge to our reported earnings equal to the excess of the fair market value of those shares on the issuance date over the cash consideration (if any) paid for the shares.  If the shares are unvested at the time of issuance, then any charge to our reported earnings is amortized over the vesting period.  This accounting treatment for restricted stock units and restricted stock issuances is applicable whether vesting is tied to service periods or performance criteria.

New Plan Benefits

No additional awards under the 2006 Plan are determinable at this time because awards under the 2006 Plan are discretionary and no specific additional awards have been approved by the plan administrator beyond currently outstanding unvested stock options and restricted stock grants in respect of 1,174,366 shares of common stock.

Other Arrangements Not Subject to Stockholder Action

Information regarding our equity compensation plan arrangements that existed as of the end of 2011 is included in this prospectus at “Management — Equity Compensation Plan Information.”

Interests of Related Parties

The 2006 Plan provides that our officers, employees, non-employee directors, and some consultants and independent advisors will be eligible to receive awards under the 2006 Plan.  As discussed above, we may be eligible in some circumstances to receive a tax deduction for some executive compensation resulting from awards under the 2006 Plan that would otherwise be disallowed under Section 162(m).

Possible Anti-Takeover Effects

Although not intended as an anti-takeover measure by our Board, one of the possible effects of the 2006 Plan could be to place additional shares, and to increase the percentage of the total number of shares outstanding, or to place other incentive compensation, in the hands of the directors and officers of Pacific Ethanol, Inc.  Those persons may be viewed as part of, or friendly to, incumbent management and may, therefore, under some circumstances be expected to make investment and voting decisions in response to a hostile takeover attempt that may serve to discourage or render more difficult the accomplishment of the attempt.

In addition, options or other incentive compensation may, in the discretion of the plan administrator, contain a provision providing for the acceleration of the exercisability of outstanding, but unexercisable, installments upon the first public announcement of a tender offer, merger, consolidation, sale of all or substantially all of our assets, or other attempted changes in the control of Pacific Ethanol, Inc.  In the opinion of our Board, this acceleration provision merely ensures that optionees under the 2006 Plan will be able to exercise their options or obtain their incentive compensation as intended by our Board and stockholders prior to any extraordinary corporate transaction which might serve to limit or restrict that right.  Our Board is, however, presently unaware of any threat of hostile takeover involving Pacific Ethanol, Inc.

Indemnification of Directors and Officers

Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

Our certificate of incorporation provides that, except in specified instances, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors, except liability for the following:

•	any breach of their duty of loyalty to Pacific Ethanol or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

In addition, our certificate of incorporation and bylaws obligate us to indemnify our directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that the person is or was an agent of ours.  Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the DGCL.  We have entered and expect to continue to enter into agreements to indemnify our directors and officers as determined by our Board.  These agreements provide for indemnification of related expenses including attorneys’ fees, fines and settlement amounts incurred by any of these individuals in any action or proceeding.  We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.  We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty.  They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders.  Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or controlling persons under the foregoing provisions of our certificate of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Approval of Related Party Transactions

Our Board has the responsibility to review and discuss with management and approve, and has adopted written policies and procedures relating to approval or ratification of, interested transactions with related parties.  During this process, the material facts as to the related party’s interest in a transaction are disclosed to all Board members or the Audit Committee.  Under the policies and procedures, the Board, through the Audit Committee, is to review each interested transaction with a related party that requires approval and either approve or disapprove of the entry into the interested transaction.  An interested transaction is any transaction in which we are a participant and in which any related party has or will have a direct or indirect interest.  Transactions that are in the ordinary course of business and would not require either disclosure required by Item 404(a) of Regulation S-K under the Securities Act or approval of the Board or an independent committee of the Board as required by applicable rules of The NASDAQ Stock Market would not be deemed interested transactions.  No director may participate in any approval of an interested transaction with respect to which he or she is a related party.  Our Board intends to approve only those related party transactions that are in the best interests of Pacific Ethanol and our stockholders.

Other than as described below or elsewhere in this prospectus, since January 1, 2008, there has not been a transaction or series of related transactions to which Pacific Ethanol was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.  All of the below transactions were separately approved by our Board.

Certain Relationships and Related Transactions

Miscellaneous

We are or have been a party to employment and compensation arrangements with related parties, as more particularly described above in “Management.”  We have entered into an indemnification agreement with each of our directors and executive officers.  The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Neil M. Koehler

Series B Preferred Stock

On May 20, 2008, we sold to Neil M. Koehler, who is our President and Chief Executive Officer and one of our directors, 256,410 shares our Series B Preferred Stock, all of which were initially convertible into an aggregate of 109,890 shares of our common stock based on an initial preferred-to-common conversion ratio of 1-for-0.43, and warrants to purchase an aggregate of 54,945 shares of our common stock at an exercise price of $49.00 per share, for an aggregate purchase price of $5,000,000.  As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has declined to approximately 1-for-3.1.  For the year ended December 31, 2011, we accrued cash dividends in the amount of $350,000 in respect of shares of Series B Preferred Stock held by Mr. Koehler.  For each of the years ended December 31, 2010 and 2009, we accrued cash dividends in the amount of $350,000 in respect of shares of Series B Preferred Stock held by Mr. Koehler.  These dividends, totaling $1,050,000, have not been paid.  For the year ended December 31, 2008, we declared and paid cash dividends to Mr. Koehler in respect of our Series B Preferred Stock in the aggregate amount of $215,000.

Loan Transaction

On March 30, 2009, we entered into an unsecured promissory note in favor of Mr. Koehler. The promissory note was for the principal amount of $1,000,000.  Interest on the unpaid principal amount of the promissory note accrues at a rate per annum of 8.00%.  On October 29, 2010, we paid all accrued interest under the promissory note, totaling $126,500.  On November 5, 2010, we entered into an amendment to the promissory note extending its maturity date to March 31, 2012.  On December 31, 2010 and March 31, 2011, we paid all accrued interest under the promissory note, totaling $13,774 and $19,726, respectively. On November 30, 2011, we made a principal payment of $250,000, resulting in an unpaid principal balance of $750,000. For the year ended December 31, 2011, we paid all accrued interest under the promissory note, totaling $78,300.  On March 7, 2012, we further extended the maturity date of the promissory note to March 31, 2013.

Paul P. Koehler

Paul P. Koehler, a brother of Neil M. Koehler, is employed by us as Vice President of Corporate Development at an annual salary of $190,000.

On May 20, 2008, we sold to Mr. Koehler 12,820 shares our Series B Preferred Stock, all of which were initially convertible into an aggregate of 5,494 shares of our common stock based on an initial preferred-to-common conversion ratio of 1-for-0.43, and warrants to purchase an aggregate of 2,747 shares of our common stock at an exercise price of $49.00 per share, for an aggregate purchase price of $250,000.  As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has declined to approximately 1-for-3.1.  For the year ended December 31, 2011, we accrued cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Koehler.  For each of the years ended December 31, 2010 and 2009, we accrued cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Koehler.  These dividends, totaling $52,500, have not been paid.  For the year ended December 31, 2008, we declared and paid cash dividends to Mr. Koehler in respect of our Series B Preferred Stock in the aggregate amount of $11,000.

Thomas D. Koehler

On May 20, 2008, we sold to Thomas D. Koehler, a brother of Neil M. Koehler, who is our President and Chief Executive Officer and one of our directors, 12,820 shares our Series B Preferred Stock, all of which were initially convertible into an aggregate of 5,494 shares of our common stock based on an initial preferred-to-common conversion ratio of 1-for-0.43, and warrants to purchase an aggregate of 2,747 shares of our common stock at an exercise price of $49.00 per share, for an aggregate purchase price of $250,000.  As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has declined to approximately 1-for-3.1.  For the year ended December 31, 2011, we accrued cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Koehler.  For each of the years ended December 31, 2010 and 2009, we accrued cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Koehler.  These dividends, totaling $52,500, have not been paid.  For the year ended December 31, 2008, we declared and paid cash dividends to Mr. Koehler in respect of our Series B Preferred Stock in the aggregate amount of $11,000.

William L. Jones

Series B Preferred Stock

On May 20, 2008, we sold to Mr. Jones 12,820 shares our Series B Preferred Stock, all of which were initially convertible into an aggregate of 5,494 shares of our common stock based on an initial preferred-to-common conversion ratio of 1-for-0.43, and warrants to purchase an aggregate of 2,747 shares of our common stock at an exercise price of $49.00 per share, for an aggregate purchase price of $250,000.  As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has declined to approximately 1-for-3.1.  For the year ended December 31, 2011, we accrued cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Jones.  For each of the years ended December 31, 2010 and 2009, we accrued cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Jones.  These dividends, totaling $52,500, have not been paid.  For the year ended December 31, 2008, we declared and paid cash dividends to Mr. Jones in respect of our Series B Preferred Stock in the aggregate amount of $11,000.

Loan Transaction

On March 30, 2009, we entered into an unsecured promissory note in favor of Mr. Jones. The promissory note was for the principal amount of $1,000,000.  Interest on the unpaid principal amount of the promissory note accrues at a rate per annum of 8.00%.  On October 29, 2010, we paid $750,000 in principal and all accrued interest under the promissory note, totaling $127,000.  On November 5, 2010, we entered into an amendment to the promissory note extending its maturity date to March 31, 2012.  On December 31, 2010, we paid all accrued interest under the promissory note, totaling $3,000.  On November 30, 2011, we paid in full the remainder of the outstanding balance of $250,000 on the promissory note. For the year ended December 31, 2011, we paid all accrued interest under the promissory note, totaling $18,300.

Michael D. Kandris

During 2009 and 2008, we contracted with Ruan, an entity with which Michael D. Kandris, one of our directors, was a senior officer until his retirement in September 2009, for transportation services for our products.  For the year ended December 31, 2008, we purchased transportation services for $2,840,000.  As of December 31, 2008, we had $608,000 of outstanding accounts payable to Ruan.  For the year ended December 31, 2009, we purchased transportation services for $860,000.  As of December 31, 2009, we had $1,171,000 of outstanding accounts payable to Ruan.

Lyles United

Series B Preferred Stock

On March 27, 2008, we sold Lyles United, LLC, or Lyles United, 2,051,282 shares our Series B Preferred Stock, all of which were initially convertible into an aggregate of 879,121 shares of our common stock based on an initial preferred-to-common conversion ratio of 1-for-0.43, and warrants to purchase an aggregate of 439,560 shares of our common stock at an exercise price of $49.00 per share, for an aggregate purchase price of $40,000,000.  As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has declined to approximately 1-for-3.1.  For the years ended December 31, 2011, 2010 and 2009, we accrued cash dividends in the amount of $700,000, $700,000 and $2,270,000, respectively, in respect of shares of Series B Preferred Stock held by Lyles United. These dividends, totaling $3,670,000, have not been paid.  For the year ended December 31, 2008, we declared and paid cash dividends to Lyles United in respect of our Series B Preferred Stock in the aggregate amount of $2,186,000.

Construction Relationship

We contracted with the W.M. Lyles Company, or W.M. Lyles, for construction services associated with the construction of some of our ethanol production facilities.  These agreements resulted in payments of approximately $216,297 and $43,143,000 to W. M. Lyles during 2009 and 2008, respectively, with approximately $18,636 and $3,575,000 outstanding as of December 31, 2009 and 2008, respectively.

Lyles United Loan Transactions

In November and December 2007, one of our wholly-owned subsidiaries borrowed, in two loan transactions of equal amount, an aggregate of $30,000,000 from Lyles United. The loans were due in the amount of $15,000,000 in each of February and March 2009 and were secured by substantially all of the assets of the subsidiary. We guaranteed the repayment of the loan.  The first loan accrued interest at the Prime Rate of interest as reported from time to time in The Wall Street Journal, plus 2.00% and the second loan accrued interest at the Prime Rate of interest as reported from time to time in The Wall Street Journal, plus 4.00%.  In connection with the extension of the maturity date of the first loan, we issued to Lyles United a warrant to purchase 14,286 shares of our common stock at an exercise price of $56.00 per share.  This warrant expired unexercised in September 2009.

In connection with the first loan in November 2007, our subsidiary entered into a Letter Agreement with Lyles United under which it committed to award the primary construction and mechanical contract to Lyles United or one of its affiliates for the construction of an ethanol production facility at our Imperial Valley site near Calipatria, California, or the Imperial Project, conditioned upon the subsidiary electing, in its sole discretion, to proceed with the Imperial Project and Lyles United or its affiliate having all necessary licenses and being otherwise ready, willing and able to perform the primary construction and mechanical contract.  In the event the foregoing conditions are satisfied and the subsidiary awards the contract to a party other than Lyles United or one of its affiliates, the subsidiary will be required to pay to Lyles United, as liquidated damages, an amount equal to $5.0 million.

In November 2008, we restructured the loans from Lyles United. We assumed all of the subsidiary’s obligations under the loans and issued a single promissory note in favor of Lyles United in the principal amount of $30,000,000, or Lyles United Note. The new loan was due March 15, 2009 and accrued interest at the Prime Rate of interest as reported from time to time in The Wall Street Journal, plus 3.00%.  We also terminated Lyles United’s security interest in our subsidiary’s assets. We also entered into a joint instruction letter with Lyles United instructing a subsidiary to remit directly to Lyles United any cash distributions received on account of the subsidiary’s ownership interests in the initial obligor subsidiary or Front Range Energy, LLC until such time as the loan is repaid in full.  In addition, the subsidiary entered into a limited recourse guaranty in favor of Lyles United to the extent of such cash distributions.  Another subsidiary also guaranteed our obligations as to the loan and pledged all of its assets as security therefor.  Finally, the initial obligor subsidiary paid all accrued and unpaid interest on the initial loans through November 6, 2008 in the aggregate amount of $2,205,000.

We paid Lyles United an aggregate of $332,000 and $146,000 in interest on the loans for the years ended December 31, 2009 and 2008, respectively.

Between March 5, 2010 and July 21, 2010, we satisfied a portion of the amounts owed under the Lyles United Note on account of the transactions described below with Socius CG II, Ltd.  On October 6, 2010, we paid $15,214,700 in principal, interest and fees to Lyles United, fully satisfying the amounts owed to Lyles United under the Lyles United Note.

Lyles Mechanical Loan Transaction

In October 2008, we issued an unsecured promissory note, or Lyles Mechanical Note, to Lyles Mechanical, an affiliate of Lyles United.  The promissory note was for the principal amount of $1,500,000 for final payment due to Lyles Mechanical for final construction our ethanol production facility in Stockton, California.  Interest on the unpaid principal amount of the promissory note accrued at an annual rate equal to the Prime Rate as reported from time to time in The Wall Street Journal, plus 2.00%.  All principal and unpaid interest on the promissory note was due on March 31, 2009.  On October 6, 2010, we paid $1,822,630 in principal and interest to Lyles Mechanical, fully satisfying the amounts owed to Lyles Mechanical under the Lyles Mechanical Note.

Forbearance Agreements

In February 2009 we and some of our subsidiaries and Lyles United and Lyles Mechanical entered into a forbearance agreement relating to the loans described above.  In March 2009, we and some of our subsidiaries as well as Lyles United and Lyles Mechanical entered into an amended forbearance agreement relating to the loans described above.  The amended forbearance agreement provided that Lyles United and Lyles Mechanical would forbear from exercising their rights and remedies under their promissory notes until the earliest to occur of April 30, 2009; the date of termination of the forbearance period due to a default under the amended forbearance agreement; and the date on which all of the obligations under the promissory notes and related documents have been paid and discharged in full and the promissory notes have been canceled.  On October 6, 2010, we paid all amounts due to Lyles United and Lyles Mechanical under the loans described above.

Socius CG II, Ltd.

Between March 5, 2010 and July 21, 2010, under the terms of Orders Approving Stipulation for Settlement of Claim, entered by the Superior Court of the State of California for the County of Los Angeles, we issued an aggregate of 3,441,174 shares of our common stock to Socius GC II, Ltd., or Socius, in consideration of the full and final settlement of an aggregate of $19,000,000 in claims against us held by Socius, or Claims, and legal fees and expenses incurred by Socius.  Socius purchased the Claims from Lyles United under the terms of a Purchase and Option Agreement dated effective as of March 2, 2010 between Socius and Lyles United, or Lyles United Purchase Agreement.  The Claims consisted of the right to receive an aggregate of $19,000,000 of principal amount of and under the Lyles United Note.

Lyles United Purchase Agreement.  On March 2, 2010, Socius and Lyles United entered into the Lyles United Purchase Agreement described above.  We were a party to the Lyles United Purchase Agreement through our execution of an acknowledgment contained in that agreement.  The Lyles United Purchase Agreement provided for the sale by Lyles United to Socius of Lyles United’s right to receive payment on a portion of the total amount of our indebtedness to Lyles United, specifically $5,000,000 in principal amount of and under the Lyles United Note.  The Lyles United Purchase Agreement also provided that if specified conditions were met with respect to the sale and purchase of the $5,000,000 portion of the total indebtedness owed to Lyles United, then Lyles United would have successive options, to be exercised at the sole and absolute discretion of Lyles United, if at all, to sell, transfer and assign to Socius one or more additional claims (which could include any combination of principal, interest or reimbursable fees or expenses comprising part of the then-outstanding indebtedness) in the amount of up to $5,000,000 each. On October 6, 2010, we paid in full all amounts due under the Lyles United Note.

Lyles Mechanical Option/Purchase Agreement.  On March 2, 2010, Socius and Lyles Mechanical entered into an Option/Purchase Agreement. We were a party to the Option/Purchase Agreement through our execution of an acknowledgment contained in that agreement.  The Option/Purchase Agreement granted Lyles Mechanical an option in the future, to be exercised at the sole and absolute discretion of Lyles Mechanical, if at all, to sell, transfer and assign to Socius the right of Lyles Mechanical to receive payment of all amounts due Lyles Mechanical by us under the terms of the Lyles Mechanical Note in the principal amount of $1,500,000. On October 6, 2010, we paid in full all amounts due under the Lyles Mechanical Note.

Frank P. Greinke

Series B Preferred Stock

For the year ended December 31, 2011, we accrued cash dividends in the amount of $116,000 in respect of shares of Series B Preferred Stock held by the Greinke Personal Living Trust Dated April 20, 1999, or Greinke Trust.  For the years ended December 31, 2010 and 2009, we accrued cash dividends in the amount of $1,366,000 and $414,000, respectively, in respect of shares of Series B Preferred Stock held by the Greinke Trust.  These dividends, totaling $1,896,000, have not been paid.  Frank P. Greinke is one of our former directors and the trustee of the holder of shares of our issued and outstanding Series B Preferred Stock.  The Greinke Trust acquired its shares of Series B Preferred Stock from Lyles United in December 2009.  On July 27, 2010, the Greinke Trust converted 91,670 shares of Series B Preferred Stock into 51,429 shares of our common stock.  On October 13, 2010, the Greinke Trust converted 282,308 shares of Series B Preferred Stock into 236,736 shares of our common stock.  On November 11, 2010, the Greinke Trust converted 170,358 shares of Series B Preferred Stock into 142,857 shares of our common stock. On December 15, 2010, the Greinke Trust converted 170,358 shares of Series B Preferred Stock into 142,857 shares of our common stock.  On January 4, 2011, the Greinke Trust converted 170,358 shares of Series B Preferred Stock into 142,857 shares of our common stock.  On January 10, 2011, the Greinke Trust converted 233,782 shares of Series B Preferred Stock into 196,042 shares of our common stock.  Shares of our Series B Preferred Stock, which were initially convertible into shares of our common stock based on an initial preferred-to-common conversion ratio of 1-for-0.43, were converted into shares of our common stock based on lower conversion ratios resulting from various anti-dilution adjustments, thereby increasing the number of shares of common stock issued to the Greinke Trust in connection with its conversions of our Series B Preferred Stock. The current conversion ratio is approximately 1-for-3.1.

Sales of Ethanol

During the years ended December 31, 2011, 2010, 2009 and 2008, we contracted with Southern Counties Oil Co., an entity controlled by Mr. Greinke, for the purchase of ethanol.  For the years ended December 31, 2011, 2010, 2009 and 2008, we sold ethanol to Southern Counties Oil Co. for an aggregate of $11,775,000, $6,836,000, $2,482,000 and $12,095,000, respectively, and as of those dates, we had outstanding accounts receivable due from Southern Counties Oil Co. of $0, $186,000, $138,000 and $152,000, respectively.

Cascade Investment, L.L.C.

For the year ended December 31, 2008, we declared and paid cash dividends to Cascade Investment, L.L.C. in respect of our Series A Cumulative Redeemable Convertible Preferred Stock, or Series A Preferred Stock, in the aggregate amount of $1,709,000.  During 2008, Cascade Investment, L.L.C. converted all of its 5,315,625 shares of Series A Preferred Stock into 1,518,750 shares of our common stock.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our voting securities as of March 8, 2012, the date of the table, by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our current executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Shares of common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.  Percentage of beneficial ownership is based on 86,803,933 shares of common stock and 926,942 shares of Series B Preferred Stock outstanding as of the date of the table.

Name and Address of Beneficial Owner(1)	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
William L. Jones	Common	336,346	(2)	*
	Series B Preferred	12,820		1.38%
Neil M. Koehler	Common	1,579,531	(3)	1.80%
	Series B Preferred	256,410		27.66%
Bryon T. McGregor	Common	99,701		*
Christopher W. Wright	Common	42,132		*
Terry L. Stone	Common	36,021	(4)	*
John L. Prince	Common	31,735	(5)	*
Douglas L. Kieta	Common	38,821		*
Larry D. Layne	Common	134,535	(6)	*
Michael D. Kandris	Common	43,878		*
Frank P. Greinke	Common	410,012	(7)	*
	Series B Preferred	85,180		9.19%
Lyles United, LLC	Common	2,048,042	(8)	2.31%
	Series B Preferred	512,820		55.32%
All executive officers and directors as a group (9 persons)	Common	2,342,700	(9)	2.67%
	Series B Preferred	269,230		29.04%

*	Less than 1.00%
(1)
Messrs. Jones, Koehler, Stone, Prince, Kieta, Layne and Kandris are directors of Pacific Ethanol.  Messrs. Koehler, McGregor, Wright and Kandris are executive officers of Pacific Ethanol.  The address of each of these persons is c/o Pacific Ethanol, Inc., 400 Capitol Mall, Suite 2060, Sacramento, California 95814.  The address for Frank P. Greinke  is P.O. Box 4159, 1800 W. Katella, Suite 400, Orange, California 92863.  The address for Lyles United, LLC is c/o Howard Rice Nemerovski Canady Falk & Rabkin, Three Embarcadero Center, Suite 700, San Francisco, California 94111-4024.

(2)
Amount of common stock represents 286,245 shares of common stock held by William L. Jones and Maurine Jones, husband and wife, as community property, 7,143 shares of common stock underlying options issued to Mr. Jones, 2,748 shares of common stock underlying a warrant issued to Mr. Jones and 40,210 shares of common stock underlying our Series B Preferred Stock held by Mr. Jones.

(3)
Amount of common stock represents 720,346 shares of common stock held directly, 54,945 shares of common stock underlying a warrant and 804,240 shares of common stock underlying our Series B Preferred Stock.

(4)	Includes 2,143 shares of common stock underlying options.
(5)	Includes 2,143 shares of common stock underlying options.
(6)	Includes 100,000 shares beneficially owned by Larry D. Layne, as trustee under the Layne Family Trust.
(7)
Includes 267,170 shares of common stock underlying our Series B Preferred Stock.  The shares are beneficially owned by Frank P. Greinke, as trustee under the Greinke Personal Living Trust Dated April 20, 1999.

(8)	Includes 439,561 shares of common stock underlying warrants and 1,608,481 shares of common stock underlying our Series B Preferred Stock.
(9)
Amount of common stock represents 1,429,128 shares of common stock held directly, 11,429 shares of common stock underlying options, 57,693 shares of common stock underlying warrants and 844,450 shares of common stock underlying our Series B Preferred Stock.

SELLING SECURITY HOLDERS

Selling Security Holder Table

This prospectus covers the offer and sale by the selling security holders of up to an aggregate of 5,769,588 shares of common stock, consisting of an aggregate of 813,388 issued and outstanding shares of our common stock and an aggregate of 4,956,250 shares of our common stock underlying the Warrants, or Warrant Shares.  We are registering the shares of common stock in order to permit the selling security holders to offer the shares for resale from time to time.  Except for the ownership of the Warrants, the selling security holders have not had any material relationship with us within the past three years except as disclosed under the heading “Our Relationships with the Selling Security Holders” below.

The table below lists the selling security holders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling security holders. The second column lists the number of shares of common stock beneficially owned by the selling security holders, based on their respective ownership of shares of common stock, Warrants and other warrants to purchase shares of common stock, as of March 8, 2012, assuming exercise of the Warrants and other warrants held by each selling security holder on that date, and does not take into account any limitations on exercise contained in the Warrants or other warrants held by the selling security holders.

The third column lists the shares of common stock being offered by this prospectus by the selling security holders and does not take in account any limitations on the exercise of the Warrants contained in the Warrants.

The fourth column assumes the sale of all of the shares offered by the selling security holders under this prospectus and does not take into account any limitations on exercise contained in any derivative securities held by the selling security holders.

Under the terms of the Warrants, a selling security holder may not exercise the Warrants to the extent (but only to the extent) the selling security holder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of our outstanding shares of common stock, or Blocker.  The Blocker applicable to the exercise of the Warrants may be raised or lowered to any other percentage not in excess of 9.99%, except that any increase will only be effective upon 61-days’ prior notice to us.  The number of shares in the second column and the fourth column does not reflect these limitations.  The number of shares beneficially owned by each selling security holder taking into account these limitations, if such number is less than the number of shares set forth in the table, is set forth in the footnotes to the table below.  The selling security holders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Except as disclosed in the footnotes to the table below, each of the selling security holders has represented to us that it is not a broker-dealer, or affiliated with or associated with a broker-dealer, registered with the Securities and Exchange Commission or designated as a member of the Financial Industry Regulatory Authority.  The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders listed below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  Except as indicated by footnote, all shares of common stock underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.  Percentage of beneficial ownership is based on 86,803,933 shares of common stock outstanding as of March 8, 2012.  Shares shown as beneficially owned after the offering assume that all shares being offered are sold.

	Shares of Common Stock Beneficially Owned Prior to		Maximum Number of Shares of Common Stock to be Sold Pursuant to this		Shares of Common Stock Beneficially Owned After Offering (##)
Name of Beneficial Owner	Offering (#)		Prospectus		Number		Percentage
Carpe Diem Opportunity Fund LP(1)	—		136,190	(2)	—		—
Haven Investments LLC (3)	—		309,523	(4)	—		—
Pyramid Trading Limited Partnership (5)	—		49,525	(6)	—		—
Cranshire Capital Master Fund, Ltd. (7)	1,771,233	(8)	1,667,543	(8)	103,690		*
Freestone Advantage Partners II, LP (9)	—		30,952	(10)	—		—
Capital Ventures International (11)	1,623,530	(12)	1,300,000	(13)	323,530	(14)	*
Iroquois Master Fund Ltd. (15)	217,750	(16)	217,750	(16)	—		—
Kingsbrook Opportunities Master Fund LP (17)	371,305	(18)	371,305	(18)	—		—
O’Connor Global Multi-Strategy Alpha Master Limited (19)	473,750	(20)	473,750	(20)	—		—
Candlewood Special Situations Fund LP(21)	717,750	(22)	717,750	(22)	—		—
Hudson Bay Master Fund Ltd. (23)	495,300	(24)	495,300	(24)	—		—

*	Less than 1.00%
(#)	Does not take into account any limitations on exercise contained in the Warrants.
(##)
Assumes all shares being offered under this prospectus are sold.  The percentage of share ownership indicated is based on 86,803,933 shares of our common stock  outstanding as of March 8, 2012.  Does not take into account any limitations on exercise contained in any derivative securities held by the selling security holders.

(1)
Carpe Diem Capital Management LLC, the investment manager of Carpe Diem Opportunity Fund LP, has voting and investment power over the securities held by Carpe Diem Opportunity Fund LP. John D. Ziegelman, Chief Executive Officer of Carpe Diem Capital Management LLC, may be deemed to have beneficial ownership of the securities held by Carpe Diem Opportunity Fund LP.  Carpe Diem Capital Management LLC, the selling security holder and Haven Investments LLC are affiliated entities and may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act.  To the extent Carpe Diem Capital Management LLC, the selling security holder and Haven Investments LLC are deemed to be a “group,” each such entity may be deemed to beneficially own all of the shares of common stock beneficially owned by each of the other entities in the “group.”  The number of shares of common stock represented as beneficially owned by the selling security holder in the table does not include any shares of common stock that may be deemed beneficially owned by the selling security holder solely as a result of the selling security holder’s membership in any “group.”  As such, the number of shares of common stock represented as beneficially owned by the selling security holder in the table does not include shares of common stock represented in the table as beneficially owned by Haven Investments LLC.

(2)	Represents 136,190 Warrant Shares.
(3)
Carpe Diem Capital Management LLC, the account manager of Haven Investments LLC, has voting and investment power over the securities held by Haven Investments LLC. John D. Ziegelman, Chief Executive Officer of Carpe Diem Capital Management LLC, may be deemed to have beneficial ownership of the securities held by Haven Investments LLC.  Haven Investments LLC is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, to distribute the securities.  Irv Kessler, the managing member of Haven Investments LLC, shares voting and investment power with Carpe Diem Capital Management LLC with respect to the securities held by Haven Investments LLC.  As a result, Mr. Kessler may be deemed to have beneficial ownership of the securities held by Haven Investments LLC. Carpe Diem Capital Management LLC, the selling security holder and Carpe Diem Opportunity Fund LP are affiliated entities and may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act.  To the extent Carpe Diem Capital Management LLC, the selling security holder and Carpe Diem Opportunity Fund LP are deemed to be a “group,” each such entity may be deemed to beneficially own all of the shares of common stock beneficially owned by each of the other entities in the “group.”  The number of shares of common stock represented as beneficially owned by the selling security holder in the table does not include any shares of common stock that may be deemed beneficially owned by the selling security holder solely as a result of the selling security holder’s membership in any “group.”  As such, the number of shares of common stock represented as beneficially owned by the selling security holder in the table does not include shares of common stock represented in the table as beneficially owned by Carpe Diem Opportunity Fund LP.

(4)	Represents 309,523 Warrant Shares.
(5)
Daniel Asher, as the member of the general partner of Pyramid Trading Limited Partnership has sole voting and dispositive power with respect to the securities held by Pyramid Trading Limited Partnership.  The selling security holder has indicated that it is a broker-dealer and has represented that it acquired the shares it is offering under this prospectus in the ordinary course of business and, at the time of the acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to distribute those shares.  The selling security holder is an “underwriter” within the meaning of the Securities Act with respect to the shares it is offering for resale under this prospectus.

(6)	Represents 49,525 Warrant Shares.
(7)
Cranshire Capital Advisors, LLC, or CCA, is the investment manager of Cranshire Capital Master Fund, Ltd., or Cranshire Master Fund, and has voting control and investment discretion over securities held by Cranshire Master Fund.  Mitchell P. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund.  CCA is also the investment manager of Freestone Advantage Partners II, LP, or Freestone II, and CCA has voting control and investment discretion over securities held Freestone II. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, in addition to the shares of common stock represented in the table as beneficially owned by Cranshire Master Fund, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of an additional 30,952 shares of our common stock issuable upon exercise of Warrants held by Freestone II.

(8)	Includes 1,454,205 Warrant Shares.

(9)
CCA is the investment manager of a managed account for Freestone II and has voting control and investment discretion over securities held in by Freestone II in such managed account. Mitchell P. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Freestone II in such managed account.  CCA is also the investment manager of Cranshire Master Fund. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, in addition to the shares of common stock represented in the table as beneficially owned by Freestone II, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of an additional 1,771,233 shares of our common stock, consisting of (i) 317,028 shares of our outstanding common stock held by Cranshire Master Fund and (ii) 1,454,205 shares of common stock that are issuable upon exercise of Warrants held by Cranshire Master Fund.

(10)	Represents 30,952 Warrant Shares.
(11)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares.  Martin Kobinger, in his capacity as investment Manger of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International.  Mr. Kobinger disclaims any beneficial ownership of the shares.  The selling security holder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, to distribute the securities.

(12)	Represents 1,300,000 Warrant Shares, 252,101 shares of common stock underlying a warrant issued on January 7, 2011 and 71,429 shares of common stock underlying a warrant issued on May 29, 2008.
(13)	Represents 1,300,000 Warrant Shares.
(14)	Represents 252,101 shares of common stock underlying a warrant issued on January 7, 2011 and 71,429 shares of common stock underlying a warrant issued on May 29, 2008.
(15)
Iroquois Capital Management L.L.C. is the investment manager of the selling security holder.  Consequently, Iroquois Capital Management L.L.C. has voting control and investment discretion over securities held by the selling security holder.  As managing members of Iroquois Capital Management L.L.C., Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital Management L.L.C. in its capacity as investment manager to the selling security holder.  As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by the selling security holder.  Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim beneficial ownership of the securities held by the selling security holder.

(16)	Represents 217,750 Warrant Shares.
(17)
Kingsbrook Partners LP is the investment manager of Kingsbrook Opportunities Master Fund LP and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities Master Fund LP.  Kingsbrook Opportunities GP LLC is the general partner of Kingsbrook Opportunities Master Fund LP and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities Master Fund LP.  KB GP LLC is the general partner of Kingsbrook Partners LP and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners LP.  Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Kingsbrook Opportunities GP LLC and KB GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Kingsbrook Opportunities GP LLC and KB GP LLC.  Each of Kingsbrook Partners, Kingsbrook Opportunities GP LLC, KB GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(18)	Represents 371,305 Warrant Shares.

(19)
UBS O’Connor LLC is the investment manager of O’Connor Global Multi-Strategy Alpha Master Limited and consequently has voting control and investment discretion over securities held by O’Connor Global Multi-Strategy Alpha Master Limited.  Jeffrey Putman is the portfolio manager of O’Connor Global Multi-Strategy Alpha Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC FBO: O’Connor Global Multi-Strategy Alpha Master Limited. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, a company whose securities are listed on the New York Stock Exchange.

(20)	Includes 308,750 Warrant Shares.
(21)
Michael Lau and David Koenig, as Managing Partners of Candlewood Investment Group, LP, the investment manager of Candlewood Special Situations Fund LP, have the power to vote and dispose of the securities held by Candlewood Special Situations Fund LP.

(22)	Includes 282,750 Warrant Shares.
(23)
Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities.  Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP.  Sander Gerber disclaims beneficial ownership over these securities.  The selling security holder, Hudson Bay Capital GP LLC and Hudson Bay Capital Management are deemed to be a “group,” each such entity may be deemed to beneficially own all of the shares of common stock beneficially owned by each of the other entities in the “group.”  The number of shares of common stock represented as beneficially owned by the selling security holder in the table does not include any shares of common stock that may be deemed beneficially owned by the selling security holder solely as a result of the selling security holder’s membership in any “group.”

(24)	Represents 459,300 Warrant Shares.

Transactions Through Which the Selling Security Holders Obtained Beneficial Ownership of the Offered Shares

On December 13, 2011, or Closing Date, we raised an aggregate of $8.0 million in gross proceeds through the issuance of 7,625,000 shares of our common stock and Warrants to purchase an aggregate of up to 4,956,250 shares of our common stock, or Financing, at an initial exercise price of $1.50 per share to 11 accredited investors in a private placement under the terms of a Securities Purchase Agreement, dated as of December 8, 2011, or Purchase Agreement, as more fully described below.  See “Description of Common Stock and Warrant Financing.”

The Warrants are exercisable into shares of our common stock and contain standard anti-dilution provisions.

In connection with the issuance of the shares of common stock and Warrants, we paid commissions to Lazard Capital Markets LLC in the amount of $480,375 and expenses of approximately $29,000.

Registration Rights Agreement

In connection with the sale of the shares of common stock and the Warrants, we entered into a registration rights agreement with all of the selling security holders to file a registration statement on Form S-1 with the Securities and Exchange Commission by December 23, 2011 for the resale by the selling security holders of the 7,625,000 shares of common stock we issued on the Closing Date and the 4,956,250 shares of common stock issuable upon exercise of the Warrants.

Subject to grace periods, we are required to keep a registration statement (and the prospectus contained in that registration statement available for use) for resale by the investors on a delayed or continuous basis at then-prevailing market prices at all times until the earlier of (i) the date as of which all of the investors may sell all of the shares of common stock required to be covered by the registration statement without restriction under Rule 144 under the Securities Act (including volume restrictions and without the need for current public information required by Rule 144(c)(1), if applicable) or (ii) the date on which the investors shall have sold all of the shares of common stock covered by the registration statement.

We must pay registration delay payments of 2% of each selling security holders initial investment in the Financing per month if the registration statement ceases to be effective prior to the expiration of deadlines provided for in the registration rights agreement.

The Registration Rights Agreement contains various indemnification provisions in connection with the registration of the shares of common stock issued on the Closing Date and the shares of common stock underlying the Warrants.

Our Relationships with the Selling Security Holders

In the past three years, we have not had any material relationship or arrangement with any of the selling security holders or any of their affiliates other than as follows: (i) on October 6, 2010, Capital Ventures International, Iroquois Master Fund Ltd. and Hudson Bay Master Fund Ltd. purchased senior secured convertible notes and warrants to purchase shares of our common stock in a private placement transaction, (ii) on January 7, 2011, we entered into separate Amendment and Exchange Agreements with each of Capital Ventures International, Iroquois Master Fund Ltd. and Hudson Bay Master Fund Ltd. under which we issued senior secured convertible notes and warrants to such selling security holders in exchange for the senior secured convertible notes and warrants initially issued to such holders on October 6, 2010, (iii) on March 24, 2011, we entered into separate Amendment and Waiver Agreements with each of Capital Ventures International, Iroquois Master Fund Ltd. and Hudson Bay Master Fund Ltd. under which we amended the terms of certain of the agreements we had entered into with such selling security holders in connection with the securities issued to such selling security holders on January 7, 2011, (iv) on June 30, 2011, we entered into separate Second Amendment and Exchange Agreements with each of Capital Ventures International, Iroquois Master Fund Ltd. and Hudson Bay Master Fund Ltd. under which we issued to such selling security holders senior secured convertible notes in exchange for the outstanding senior secured convertible notes initially issued on January 7, 2011, (v) on August 3, 2011, we entered into separate Third Amendment and Exchange Agreements with each of Capital Ventures International, Iroquois Master Fund Ltd. and Hudson Bay Master Fund Ltd. under which we issued to such selling security holders senior secured convertible notes in exchange for the outstanding senior secured convertible notes initially issued on August 3, 2011, (vi) on September 28, 2010, we entered into an Agreement for Purchase and Sale of Units in New PE Holdco with Candlewood Special Situations Fund, L.P. under which we purchased 80 Units of New PE Holdco LLC from Candlewood Special Situations Fund, L.P.  for an aggregate purchase price of $8,880,000 in cash and (vii) on December 8, 2011, we entered into an Agreement for Purchase and Sale of Units in New PE Holdco LLC with Candlewood Special Situations Fund, L.P. under which we purchased 50 units of New PE Holdco LLC from Candlewood Special Situations Fund, L.P. for an aggregate purchase price of $3,250,000 in cash.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued on the Closing Date of the Financing and issuable upon exercise of the Warrants to permit the resale of these shares of common stock by the holders of the shares of common stock and Warrants, from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling security holders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, under one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted under applicable law.

The selling security holders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling security holders may transfer the shares of common stock by other means not described in this prospectus. If the selling security holders effect these transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, these underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling security holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with short sales. The selling security holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell these shares.

The selling security holders may pledge or grant a security interest in some or all of the notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling security holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will contain the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the shares of common stock registered under the registration statement, of which this prospectus forms a part.

The selling security holders and any other person participating in this distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock under the registration rights agreement, estimated to be $120,000 in total, including, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws, however, a selling security holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling security holders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling security holders will be entitled to contribution. We may be indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling security holder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF COMMON STOCK AND WARRANT FINANCING

On December 13, 2011, we raised $8.0 million through the issuance of 7,625,000 shares of common stock and Warrants to purchase an aggregate of 4,956,250 shares of our common stock in the Financing.

Warrants

The Warrants are immediately exercisable and, in the aggregate, entitle the holders of the Warrants to purchase up to an aggregate of 4,956,250 shares of our common stock until December 13, 2016 at an exercise price of $1.50 per share, or Warrant Exercise Price, which price is subject to adjustment.  The Warrants include both cash and cashless exercise provisions.

The Warrant Exercise Price is subject to adjustment for stock splits, combinations or similar events, and, in this event, the number of shares issuable upon the exercise of the Warrant will also be adjusted so that the aggregate Warrant Exercise Price shall be the same immediately before and immediately after the adjustment.  In addition, the Warrant Exercise Price is also subject to a weighted-average anti-dilution adjustment if we issue or are deemed to have issued securities at a price lower than the then applicable Warrant Exercise Price.

The Warrants require payments to be made by us for failure to deliver the shares of common stock issuable upon exercise.

The Warrants may not be exercised if, after giving effect to the exercise, the holder together with its affiliates would beneficially own in excess of 4.99% of our outstanding shares of common stock.  The Blocker applicable to the exercise of the Warrants may be raised or lowered to any other percentage not in excess of 9.99%, except that any increase will only be effective upon 61-days’ prior notice to us.

If we issue options, convertible securities, warrants, stock, or similar securities to holders of our common stock, each holder of a Warrant has the right to acquire the same as if the holder had exercised its Warrant.

The Warrants prohibit us from entering into specified transactions involving a change of control, unless the successor entity assumes all of our obligations under the Warrants under a written agreement.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share, of which 1,684,375 shares are designated as Series A Preferred Stock and 1,580,790 shares are designated as Series B Preferred Stock.  As of March 8, 2012, there were 86,803,933 shares of common stock, no shares of Series A Preferred Stock and 926,942 shares of Series B Preferred Stock issued and outstanding.  On June 8, 2011, we effected a one-for-seven reverse split of our common stock.  All share information contained in this prospectus reflects the effect of this reverse stock split.  The following description of our capital stock does not purport to be complete and should be reviewed in conjunction with our certificate of incorporation, including our Certificate of Designations, Powers, Preferences and Rights of the Series A Preferred Stock, or Series A Certificate of Designations, our Certificate of Designations, Powers, Preferences and Rights of the Series B Preferred Stock, or Series B Certificate of Designations, and our bylaws.

Common Stock

All outstanding shares of common stock are fully paid and nonassessable.  The following summarizes the rights of holders of our common stock:

•	each holder of common stock is entitled to one vote per share on all matters to be voted upon generally by the stockholders;

•	subject to preferences that may apply to shares of preferred stock outstanding, the holders of common stock are entitled to receive lawful dividends as may be declared by our Board;

•
upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive a pro rata portion of all our assets remaining for distribution after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock;

•	there are no redemption or sinking fund provisions applicable to our common stock; and

•	there are no preemptive or conversion rights applicable to our common stock.

Preferred Stock

Our Board is authorized to issue from time to time, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with dividend, redemption, conversion, exchange, voting and other provisions as may be provided in that particular series.  The issuance need not be approved by our common stockholders and need only be approved by holders, if any, of our Series A Preferred Stock and Series B Preferred Stock if, as described below, the shares of preferred stock to be issued have preferences that are senior to or on parity with those of our Series A Preferred Stock and Series B Preferred Stock.

The rights of the holders of our common stock, Series A Preferred Stock and Series B Preferred Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.  Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our Board and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock.  We have no present plans to issue any shares of or to designate any series of preferred stock.  The following is a summary of the terms of the Series A Preferred Stock and the Series B Preferred Stock.

Series B Preferred Stock

As of March 8, 2012, 926,942 shares of Series B Preferred Stock were issued and outstanding and an aggregate of 1,419,210 shares of Series B Preferred Stock had been converted into shares of our common stock.  The converted shares of Series B Preferred Stock have been returned to undesignated preferred stock.  A balance of 653,848 shares of Series B Preferred Stock remain authorized for issuance.

Rank and Liquidation Preference

Shares of Series B Preferred Stock rank prior to our common stock as to distribution of assets upon liquidation events, which include a liquidation, dissolution or winding up of Pacific Ethanol, whether voluntary or involuntary. The liquidation preference of each share of Series B Preferred Stock is equal to $19.50, or Series B Issue Price, plus any accrued but unpaid dividends on the Series B Preferred Stock. If assets remain after the amounts are distributed to the holders of Series B Preferred Stock, the assets shall be distributed pro rata, on an as-converted to common stock basis, to the holders of our common stock and Series B Preferred Stock. The written consent of a majority of the outstanding shares of Series B Preferred Stock is required before we can authorize the issuance of any class or series of capital stock that ranks senior to or on parity with shares of Series B Preferred Stock.

Dividend Rights

As long as shares of Series B Preferred Stock remain outstanding, each holder of shares of Series B Preferred Stock are entitled to receive, and shall be paid quarterly in arrears, in cash out of funds legally available therefor, cumulative dividends, in an amount equal to 7.0% of the Series B Issue Price per share per annum with respect to each share of Series B Preferred Stock.  The dividends may, at our option, be paid in shares of Series B Preferred Stock valued at the Series B Issue Price.  In the event we declare, order, pay or make a dividend or other distribution on our common stock, other than a dividend or distribution made in common stock, the holders of the Series B Preferred Stock shall be entitled to receive with respect to each share of Series B Preferred Stock held, any dividend or distribution that would be received by a holder of the number of shares of our common stock into which the Series B Preferred Stock is convertible on the record date for the dividend or distribution.

The Series B Preferred Stock ranks pari passu with respect to dividends and liquidation rights with the Series A Preferred Stock and pari passu with respect to any class or series of capital stock specifically ranking on parity with the Series B Preferred Stock.

Optional Conversion Rights

Each share of Series B Preferred Stock is convertible at the option of the holder into shares of our common stock at any time.  Each share of Series B Preferred Stock is convertible into the number of shares of common stock as calculated by multiplying the number of shares of Series B Preferred Stock to be converted by the Series B Issue Price, and dividing the result thereof by the Conversion Price.  The “Conversion Price” was initially $45.50 per share of Series B Preferred Stock, subject to adjustment; therefore, each share of Series B Preferred Stock was initially convertible into 0.43 shares of common stock, which number is equal to the quotient of the Series B Issue Price of $19.50 divided by the initial Conversion Price of $45.50 per share of Series B Preferred Stock.  Accrued and unpaid dividends are to be paid in cash upon any conversion.

Mandatory Conversion Rights

In the event of a Transaction which will result in an internal rate of return to holders of Series B Preferred Stock of 25% or more, each share of Series B Preferred Stock shall, concurrently with the closing of the Transaction, be converted into shares of common stock. A “Transaction” is defined as a sale, lease, conveyance or disposition of all or substantially all of our capital stock or assets or a merger, consolidation, share exchange, reorganization or other transaction or series of related transactions (whether involving us or a subsidiary) in which the stockholders immediately prior to the transaction do not retain a majority of the voting power in the surviving entity.  Any mandatory conversion will be made into the number of shares of common stock determined on the same basis as the optional conversion rights above.  Accrued and unpaid dividends are to be paid in cash upon any conversion.

No shares of Series B Preferred Stock will be converted into common stock on a mandatory basis unless at the time of the proposed conversion we have on file with the Securities and Exchange Commission an effective registration statement with respect to the shares of common stock issued or issuable to the holders on conversion of the Series B Preferred Stock then issued or issuable to the holders and the shares of common stock are eligible for trading on The NASDAQ Stock Market (or approved by and listed on a stock exchange approved by the holders of 66 2/3% of the then outstanding shares of Series B Preferred Stock).

Conversion Price Adjustments

The Conversion Price is subject to customary adjustment for stock splits, stock combinations, stock dividends, mergers, consolidations, reorganizations, share exchanges, reclassifications, distributions of assets and issuances of convertible securities, and the like. The Conversion Price is also subject to downward adjustments if we issue shares of common stock or securities convertible into or exercisable for shares of common stock, other than specified excluded securities, at per share prices less than the then effective Conversion Price. In this event, the Conversion Price shall be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of common stock outstanding immediately prior to the issue or sale multiplied by the then existing Conversion Price, and (b) the consideration, if any, received by us upon such issue or sale, by (ii) the total number of shares of common stock outstanding immediately after the issue or sale.  For purposes of determining the number of shares of common stock outstanding as provided in clauses (i) and (ii) above, the number of shares of common stock issuable upon conversion of all outstanding shares of Series B Preferred Stock, and the exercise of all outstanding securities convertible into or exercisable for shares of common stock, will be deemed to be outstanding.

The Conversion Price will not be adjusted in the case of the issuance or sale of the following: (i) securities issued to our employees, officers or directors or options to purchase common stock granted by us to our employees, officers or directors under any option plan, agreement or other arrangement duly adopted by us and the grant of which is approved by the compensation committee of our Board; (ii) the Series B Preferred Stock and any common stock issued upon conversion of the Series B Preferred Stock; (iii) securities issued on the conversion of any convertible securities, in each case, outstanding on the date of the filing of the Series B Certificate of Designations; and (iv) securities issued in connection with a stock split, stock dividend, combination, reorganization, recapitalization or other similar event for which adjustment is made in accordance with the foregoing.

Voting Rights and Protective Provisions

The Series B Preferred Stock votes together with all other classes and series of our voting stock as a single class on all actions to be taken by our stockholders.  Each share of Series B Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of common stock into which each share of Series B Preferred Stock is convertible on all matters to be voted on by our stockholders, however, the number of votes for each share of Series B Preferred Stock may not exceed the number of shares of common stock into which each share of Series B Preferred Stock would be convertible if the applicable Conversion Price were $45.50 (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting the shares).

We are not permitted, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting as a separate class, to:

•
increase or decrease the total number of authorized shares of Series B Preferred Stock or the authorized shares of our common stock reserved for issuance upon conversion of the Series B Preferred Stock (except as otherwise required by our certificate of incorporation or the Series B Certificate of Designations);

•	increase or decrease the number of authorized shares of preferred stock or common stock (except as otherwise required by our certificate of incorporation or the Series B Certificate of Designations);

•
alter, amend, repeal, substitute or waive any provision of our certificate of incorporation or our bylaws, so as to affect adversely the voting powers, preferences or other rights, including the liquidation preferences, dividend rights, conversion rights, redemption rights or any reduction in the stated value of the Series B Preferred Stock, whether by merger, consolidation or otherwise;

•
authorize, create, issue or sell any securities senior to or on parity with the Series B Preferred Stock or securities that are convertible into securities senior to or on parity the Series B Preferred Stock with respect to voting, dividend, liquidation or redemption rights, including subordinated debt;

•
authorize, create, issue or sell any securities junior to the Series B Preferred Stock other than common stock or securities that are convertible into securities junior to Series B Preferred Stock other than common stock with respect to voting, dividend, liquidation or redemption rights, including subordinated debt;

•
authorize, create, issue or sell any additional shares of Series B Preferred Stock other than the Series B Preferred Stock initially authorized, created, issued and sold, Series B Preferred Stock issued as payment of dividends and Series B Preferred Stock issued in replacement or exchange therefore;

•	engage in a Transaction that would result in an internal rate of return to holders of Series B Preferred Stock of less than 25%;

•
declare or pay any dividends or distributions on our capital stock in a cumulative amount in excess of the dividends and distributions paid on the Series B Preferred Stock in accordance with the Series B Certificate of Designations;

•	authorize or effect the voluntary liquidation, dissolution, recapitalization, reorganization or winding up of our business; or

•
purchase, redeem or otherwise acquire any of our capital stock other than Series B Preferred Stock, or any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, our capital stock or securities convertible into or exchangeable for our capital stock.

Reservation of Shares

We initially were required to reserve 3,000,000 shares of common stock for issuance upon conversion of shares of Series B Preferred Stock and are required to maintain a sufficient number of reserved shares of common stock to allow for the conversion of all shares of Series B Preferred Stock.

Series A Preferred Stock

As of March 8, 2012, no shares of Series A Preferred Stock were issued and outstanding and an aggregate of 5,315,625 shares of Series A Preferred Stock had been converted into shares of our common stock and returned to undesignated preferred stock.  A balance of 1,684,375 shares of Series A Preferred Stock remain authorized for issuance.  The rights and preferences of the Series A Preferred Stock are substantially the same as the Series B Preferred Stock, except as follows:

•	the Series A Issue Price, on which the Series A Preferred Stock liquidation preference is based, is $16.00 per share;

•	dividends accrue and are payable at a rate per annum of 5.0% of the Series A Issue Price per share;

•	each share of Series A Preferred Stock is convertible at a rate equal to the Series A Issue Price divided by an initial Conversion Price of $56.00 per share;

•
holders of the Series A Preferred Stock have a number of votes equal to the number of shares of common stock into which each share of Series A Preferred Stock is convertible on all matters to be voted on by our stockholders, voting together as a single class; provided, however, that the number of votes for each share of Series A Preferred Stock shall not exceed the number of shares of common stock into which each share of Series A Preferred Stock would be convertible if the applicable Conversion Price were $62.93 (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting the shares); and

•	we are not permitted, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock voting as a separate class, to:

o	change the number of members of our Board to be more than nine members or less than seven members;

o	effect any material change in our industry focus or that of our subsidiaries, considered on a consolidated basis;

o
authorize or engage in, or permit any subsidiary to authorize or engage in, any transaction or series of transactions with one of our or our subsidiaries’ current or former officers, directors or members with value in excess of $100,000, excluding compensation or the grant of options approved by our Board; or

o
authorize or engage in, or permit any subsidiary to authorize or engage in, any transaction with any entity or person that is affiliated with any of our or our subsidiaries’ current or former directors, officers or members, excluding any director nominated by the initial holder of the Series B Preferred Stock.

Preemptive Rights

Holders of our Series A Preferred Stock have preemptive rights to purchase a pro rata portion of all capital stock or securities convertible into capital stock that we issue, sell or exchange, or agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange.  We must deliver each holder of our Series A Preferred Stock a written notice of any proposed or intended issuance, sale or exchange of capital stock or securities convertible into capital stock which must include a description of the securities and the price and other terms upon which they are to be issued, sold or exchanged together with the identity of the persons or entities (if known) to which or with which the securities are to be issued, sold or exchanged, and an offer to issue and sell to or exchange with the holder of the Series A Preferred Stock the holder’s pro rata portion of the securities, and any additional amount of the securities should the other holders of Series A Preferred Stock subscribe for less than the full amounts for which they are entitled to subscribe. In the case of a public offering of our common stock for a purchase price of at least $12.00 per share and a total gross offering price of at least $50 million, the preemptive rights of the holders of the Series A Preferred Stock shall be limited to 50% of the securities.  Holders of our Series A Preferred Stock have a 30 day period during which to accept the offer.  We will have 90 days from the expiration of this 30 day period to issue, sell or exchange all or any part of the securities as to which the offer has not been accepted by the holders of the Series A Preferred Stock, but only as to the offerees or purchasers described in the offer and only upon the terms and conditions that are not more favorable, in the aggregate, to the offerees or purchasers or less favorable to us than those contained in the offer.

The preemptive rights of the holders of the Series A Preferred Stock shall not apply to any of the following securities: (i) securities issued to our employees, officers or directors or options to purchase common stock granted by us to our employees, officers or directors under any option plan, agreement or other arrangement duly adopted by us and the grant of which is approved by the compensation committee of our Board; (ii) the Series A Preferred Stock and any common stock issued upon conversion of the Series A Preferred Stock; (iii) securities issued on the conversion of any convertible securities, in each case, outstanding on the date of the filing of the Series A Certificate of Designations; (iv) securities issued in connection with a stock split, stock dividend, combination, reorganization, recapitalization or other similar event for which adjustment is made in accordance with the Series A Certificate of Designations; and (v) the issuance of our securities issued for consideration other than cash as a result of a merger, consolidation, acquisition or similar business combination by us approved by our Board.

Reservation of Shares

We initially were required to reserve 7,000,000 shares of common stock for issuance upon conversion of shares of Series A Preferred Stock and are required to maintain a sufficient number of reserved shares of common stock to allow for the conversion of all shares of Series A Preferred Stock.

Warrants

As of March 8, 2012, we had outstanding warrants to purchase 6,139,674 shares of our common stock at exercise prices ranging from $0.45 to $49.70 per share.  These outstanding warrants consist of warrants to purchase an aggregate of 252,101 shares of common stock at an exercise price of $0.45 per share expiring in 2017, warrants to purchase an aggregate of 4,956,250 shares of common stock at an exercise price of $1.50 per share expiring in 2016, warrants to purchase an aggregate of 502,750 shares of common stock at an exercise price of $49.00 per share expiring in 2018, and warrants to purchase an aggregate of 428,573 shares of common stock at an exercise price of $49.70 per share expiring in 2013.

Options

As of March 8, 2012, we had outstanding options to purchase 220,298 shares of our common stock at exercise prices ranging from $0.35 to $58.10 per share issued under our 2004 Plan and 2006 Plan.

Registration Rights

A number of holders of shares of our common stock and all holders of warrants are entitled to rights with respect to the registration of their shares of common stock and underlying shares of common stock, respectively, under the Securities Act.  The registration rights with respect to the shares of common stock issued in the Financing and issuable upon exercise of the Warrants are described in the “Selling Security Holders” section of this prospectus.

Lyles Registration Rights Agreement

A number of holders of our Series B Preferred Stock have registration rights under a registration rights agreement dated March 27, 2008, or Series B Registration Rights Agreement, with respect to shares of common stock issued, issuable or that may be issuable under shares of Series B Preferred Stock and warrants that were purchased under the terms of a securities purchase agreement dated March 18, 2008 between us and Lyles United.  The Series B Registration Rights Agreement provides that holders of a majority of the Series B Preferred Stock, including the shares of common stock into which the Series B Preferred Stock have been converted, may demand at any time that we register on their behalf the shares of common stock issued, issuable or that may be issuable upon conversion of the Series B Preferred Stock and as payment of dividends on the Series B Preferred Stock, and upon exercise of the warrants issued in connection with the issuance of the shares of Series B Preferred Stock.  Following such demand, we are required to notify any other parties that are entitled to registration rights under the Series B Registration Rights Agreement of our intent to file a registration statement and include them in the related registration statement upon their request.  We are required to keep a registration statement filed under the Series B Registration Rights Agreement effective until all shares that are entitled to be registered are sold or can be sold under Rule 144 of the Securities Act.  The holders are entitled to two demand registrations on Form S-1 and unlimited demand registrations on Form S-3 (except that we are not obligated to effect more than one demand registration on Form S-3 in any calendar year).

In addition to the demand registration rights under the Series B Registration Rights Agreement, the holders are entitled to “piggyback” registration rights. These rights entitle the holders who so elect to be included in registration statements to be filed by us with respect to other registrations of equity securities in an underwritten offering. The holders are entitled to unlimited “piggyback” registration rights.

The Series B Registration Rights Agreement includes customary cross-indemnity provisions under which we are obligated to indemnify the holders and their affiliates as a result of losses caused by untrue or allegedly untrue statements of material fact contained or incorporated by reference in any registration statement under which a holder’s shares are registered, including any prospectuses or amendments related thereto. Our indemnity obligations also apply to omissions of material facts and to any failure on our part to comply with any law, rule or regulation applicable to such registration statement. Each holder is obligated to indemnify us and our affiliates as a result of losses caused by untrue or allegedly untrue statements of material fact contained in any registration statement under which their shares are registered, including any prospectuses or amendments related thereto, which statements were furnished in writing by that holder, but only to the extent of the net proceeds received by that holder with respect to shares sold under the registration statement. The holders’ indemnity obligations also apply to omissions of material facts on the part of the holders.

A number of customary limitations to our registration obligations are included in the Series B Registration Rights Agreement. These limitations include our right to, in good faith, delay or withdrawal registrations requested by the holders under demand and “piggyback” registration rights, and the right to exclude portions of holders’ shares upon the advice of its underwriters.

We are responsible for all costs of registration, plus reasonable fees of one legal counsel for the holders, which fees are not to exceed $25,000 per registration. The Series B Registration Rights Agreement provides for reasonable access on the part of the holders to all of our books, records and other information and the opportunity to discuss the same with our management.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

A number of provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring and discouraging another party from acquiring control of us.  These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.  We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.  These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Pacific Ethanol.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers.  In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under specified circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the outstanding voting stock owned by the stockholder) (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.  An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities.  We expect the existence of its provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance.  We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts.  These provisions may also have the effect of preventing changes in our management.  It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.  Its telephone number is (718) 921-8200.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus was passed upon by Rutan & Tucker, LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements of Pacific Ethanol, Inc., at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference which, as to the consolidated financial statements for the year 2011, is based in part on the report of Hein & Associates LLP, independent registered public accounting firm.  The financial statements referred to above are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form   S-3 under the Securities Act, and the rules and regulations promulgated under the Securities Act, with respect to the common stock offered under this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement.  Many of the contracts and documents described in this prospectus are filed as exhibits to the registration statements and you may review the full text of these contracts and documents by referring to these exhibits.

For further information with respect to us and the common stock offered under this prospectus, reference is made to the registration statement and its exhibits and schedules.  We file reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the Securities and Exchange Commission.  The public may read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. The registration statement, including its exhibits and schedules, may be inspected at the Public Reference Room. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

The Securities and Exchange Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including Pacific Ethanol, that file electronically with the Securities and Exchange Commission.  The Securities and Exchange Commission’s Internet website address is http://www.sec.gov. Our Internet website address is http://www.pacificethanol.net/.

We do not anticipate that we will send an annual report to our stockholders until and unless we are required to do so by the rules of the Securities and Exchange Commission.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission.  This means that we can disclose important information to you by referring you to another filed document.  Any information referred to in this way is considered part of this prospectus from the date we file that document.  Any reports filed by us with the Securities and  Exchange Commission after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.  Accordingly, we incorporate by reference the following documents or information filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which we filed with the Securities and Exchange Commission on March 8, 2012;

•	Current Report on Form 8-K, which we filed with the Securities and Exchange Commission on February 27, 2012;

•	Current Report on Form 8-K, which we filed with the Securities and Exchange Commission on January 31, 2012;

•	Current Report on Form 8-K, which we filed with the Securities and Exchange Commission on January 5, 2012;

•	The description of our capital stock contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2007; and

•
All documents filed by  us in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of an offering under this prospectus, other than documents or information deemed furnished and not filed in accordance with Securities and Exchange Commission rules.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who received this prospectus.  To request a copy of any or all of these documents, you should write or telephone us at:  Investor Relations, Pacific Ethanol, Inc., 400 Capitol Mall, Suite 2060, Sacramento, California 95814, (916) 403-2123.  In addition, each document incorporated by reference is readily accessible on our website at www.pacificethanol.net.

PACIFIC ETHANOL, INC.

PROSPECTUS

March 13, 2012

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.